EXHIBIT 10.1

PURCHASE AND SALE AGREEMENT

by and between

CALPINE PROJECT HOLDINGS, INC., CALGEN EXPANSION COMPANY, LLC and CALPINE CORPORATION

as Sellers,

and

NATGEN SOUTHEAST POWER LLC,

as Purchaser

dated as of April 17, 2014

EXHIBITS

Exhibit A	Assignment of Interests

PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (this “Agreement”) dated as of April 17, 2014 (the “Execution Date”) is made and entered into by and among each of the entities listed on Section A-1 of the Disclosure Letter (each, a “Seller” and collectively, “Sellers”), and NatGen Southeast Power LLC, a Delaware limited liability company (“Purchaser”).
RECITALS
WHEREAS, Sellers own directly or indirectly, collectively, 100% of the limited liability company interests (the “Interests”) of each of the companies set forth on Section A-2 of the Disclosure Letter (each, a “Company” and collectively, the “Companies” and the term “Companies” shall include the Subsidiaries of such Companies set forth on Section A-2 of the Disclosure Letter);
WHEREAS, the Companies own directly or indirectly, collectively, each of the facilities described on Section A-3 of the Disclosure Letter (each a “Facility”, and collectively the “Facilities”); and
WHEREAS, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, all of the Interests, on the terms and conditions provided in this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual promises made in this Agreement and of the mutual benefits to be derived from such promises, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS AND CONSTRUCTION
Section 1.01    Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:
“1933 Act” has the meaning set forth in Section 5.07.
“Acceptable LOC Bank” means, in connection with Purchaser’s obligations under Section 6.12, to provide letters of credit to a counterparty or Sellers, as applicable, a bank meeting the applicable credit and other criteria set forth in the applicable Contract with such counterparty, and in connection with providing a letter of credit to a counterparty in substitution of a guaranty (where no criteria is provided) or to Calpine as “back to back” credit support, a U.S. financial institution (or a US branch of a foreign bank) having a senior unsecured debt rating by Standard and Poor’s Ratings Services, a division of McGraw Hill Financial of not less than A- and by Moody’s Investors Service, Inc. of not less than A3.
“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a corporation, partnership, trust or limited liability company, control will be presumed by the direct or indirect ownership of at least twenty percent (20%) of the voting securities in such corporation or of the voting interest in a partnership or limited liability company or of the beneficial interests in a trust.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Allocation Schedule” has the meaning set forth in Section 2.08.
“Amendment to the Confidentiality Agreement” means that amendment, dated as of the Execution Date, to the Confidentiality and Non-Disclosure Agreement by and between Calpine and LS Power, dated as of February 19, 2014.
“Ancillary Agreements” means, collectively, the Assignments of Interests and the Assignments of Contracts.
“Assigned Contracts” means, collectively, each Contract listed on Section 1.01(A) of the Disclosure Letter.
“Assignments of Contracts” has the meaning set forth in Section 2.04(d).
“Assignments of Interests” has the meaning set forth in Section 2.04(a).
“Balance Sheet Date” means December 31, 2013.
“Base Purchase Price” has the meaning set forth in Section 2.02.
“Benefit Plan” means (a) each “employee benefit plan”, as such term is defined in Section 3(3) of ERISA, (b) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock, or other stock plan (whether qualified or nonqualified), (c) each bonus or incentive compensation plan, and (d) each severance or separation pay or benefit, and each material fringe benefit, plan, policy or arrangement, in each case, covering any current Facility Employees.
“Books and Records” means the books, records and files, including all Contracts and any and all title, Tax, commercial, operating, technical, engineering, power off-take, environmental and safety records and information, and requested electronic copies of historical financial records for up to five (5) years prior to the Closing other than (i) records and information concerning the drafting of this Agreement and the negotiations of the transactions contemplated by this Agreement, (ii) all market forecasts and similar information and (iii) electronic correspondence.
“Business” means, as to any Company, the ownership, lease or operation, as applicable, of the respective Facility, including the generation, sale and transmission of electricity, electric capacity, ancillary services and other electric products and/or steam or other thermal energy (if applicable) by or on behalf of such Company at or from such Facility, the receipt and transportation by or to such Company of natural gas and other fuel and the conduct of other activities by such

Company related or incidental to the foregoing, including as accomplished through any Contract with an Affiliate of such Company.
“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the City of New York are authorized or obligated to close.
“Calpine” means Calpine Corporation, a Delaware corporation.
“Cap” has the meaning set forth in Section 9.02(d).
“Carville Facility” means the first Facility listed on Section A-3 of the Disclosure Letter.
“CES” means Calpine Energy Services, L.P., a Delaware limited partnership.
“Change of Law” means the adoption, implementation, promulgation, repeal, modification or reinterpretation of any Law, order, protocol, practice or measure of or by any Governmental Authority.
“Charter Documents” means with respect to any Person, the certificate or articles of incorporation, organization or formation and by-laws, the limited partnership agreement, the partnership agreement or the operating or limited liability company agreement, equityholder agreements and/or other organizational and governance documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.
“Claim” means any demand, claim, investigation, action, legal proceeding (whether at law or in equity) or arbitration.
“Closing” has the meaning set forth in Section 2.03.
“Closing CES Cash Collateral” means any cash collateral posted by CES as of the Closing under any Assigned Contract which is being assigned to Purchaser or a Company at the Closing and for which Purchaser or such Company will have the benefit of after the Closing.
“Closing Date” means the date on which the Closing occurs.
“Closing Date Net Working Capital” means Net Working Capital measured as of 11:59 P.M. CST on the day prior to Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” and “Companies” have the meaning set forth in the recitals.
“Condemnation Value” has the meaning set forth in Section 6.15(a).
“Confidentiality Agreements” means (i) that certain Confidentiality and Non-Disclosure Agreement by and between Calpine and LS Power, dated as of February 19, 2014, as amended (ii)

that certain letter agreement by Calpine and LS Power, dated February 28, 2014, regarding the Energy Services Agreement, dated December 28, 1999, by and between Cos-Mar, Incorporated and Carville Energy LLC, as amended, (iii) that certain letter agreement by Calpine and LS Power, dated February 28, 2014, regarding the Power Purchase Agreement, dated March 23, 2011, by and between Entergy Services, Inc. as agent for Entergy Texas, Inc. and Calpine Energy Services, L.P., as amended, and (iv) that certain letter agreement by Calpine and LS Power, dated February 28, 2014, regarding the Conversion Services Agreement, dated December 27, 2012, by and between Tennessee Valley Authority and Calpine Energy Services, L.P.
“Continued Employee” has the meaning set forth in Section 6.09(a).
“Continuing Support Obligation” has the meaning set forth in Section 6.12(b).
“Contract” means any contract, lease, license, evidence of Indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement.
“COSCI” means Calpine Operating Services Company, Inc., a Delaware corporation.
“Decatur Facility” means the third Facility listed on Section A-3 of the Disclosure Letter.
“Deductible” has the meaning set forth in Section 9.02(e).
“Disclosure Letter” means the disclosure letter delivered by Sellers to Purchaser simultaneously with the execution of this Agreement, and together with the Purchaser Disclosure Letter, the “Disclosure Letters”.
“Estimated Purchase Price” means an amount equal to: (i) the Base Purchase Price plus (ii) the NWC Estimate minus (iii) the sum of (A) the Per Diem Adjustment and (B) the Maintenance Adjustment Estimate, if any.
“Entitled Real Property” with respect to any Company, means the easements, rights of way, and real property licenses used by such Company referenced on Section 4.07(a)(i) and Section 4.07(a)(ii) of the Disclosure Letter.
“Environmental Law” means any applicable federal, state or local law, statute, ordinance, rule, regulation, permit or order of any Governmental Authority relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the Execution Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Event of Loss” has the meaning set forth in Section 6.15.

“Execution Date” has the meaning set forth in the introductory paragraph to this Agreement.
“Facility” and “Facilities” have the meaning set forth in the recitals.
“Facility Employees” means the employees of COSCI employed at the Facilities as set forth on Section 6.09(a) of the Disclosure Letter.
“Federal Power Act” means the Federal Power Act, as amended.
“FERC” means the Federal Energy Regulatory Commission, or any successor agency.
“Final NWC/Maintenance Adjustment” has the meaning set forth in Section 2.06(d).
“Financial Statements” has the meaning set forth in Section 4.09(a).
“Fundamental Representations” has the meaning set forth in Section 9.01.
“GAAP” means generally accepted accounting principles in the United States of America.
“Good Industry Practices” means, with respect to a Facility, any of the practices, methods and acts generally engaged in or approved by a significant portion of the independent electric power generation industry during the relevant time period that, in the exercise of reasonable judgment and the facts known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Industry Practices are intended to consist of practices, methods or acts generally accepted in the region where the Facility is located, and are not intended to be limited to optimum practices, methods or acts to the exclusion of all others.
“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi–governmental or non-governmental body administering, regulating or having general oversight over gas, electricity, power or other markets.
“Hazardous Substance” means any substance presently listed, defined or classified as a pollutant, contaminant, hazardous substance or material, toxic substance, hazardous waste, solid waste or special waste under any applicable Environmental Law, including, without limitation, friable asbestos, petroleum or any fraction of petroleum, polychlorinated biphenyls, or urea formaldehyde foam insulation.
“HSR” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” of any Person means, without duplication, any and all liabilities and obligations, contingent or otherwise, of such Person (a) for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) evidenced by notes, bonds, debentures, mortgages or other debt instruments, debt securities or other similar instruments, (c) for the deferred purchase price of property, goods or services requiring payments of $750,000 individually or $2,500,000 in the aggregate (other than trade payables or accruals incurred in the Ordinary Course having a term of not greater than sixty (60) days), (d) under or related to any interest rate derivative or hedging agreement, (e) under capital leases or similar arrangements, (f) in respect of letters of credit, banker’s acceptances or note purchase facilities and financial guarantees (without duplication) or (g) in the nature of guarantees of the obligations described in clauses (a) through (f) above of any other Person or that is recourse to such Person or any of its assets. For the purposes hereof, Indebtedness shall include any and all accrued interest, success fees, prepayment premiums, make-whole premiums or penalties, and fees, expenses and indemnities (including, without limitation, attorneys’ fees) associated with any such Indebtedness.
“Indemnified Party” has the meaning set forth in Section 9.05.
“Indemnifying Party” has the meaning set forth in Section 9.05.
“Independent Accounting Firm” means a nationally recognized accounting firm that is not the principal accounting firm of Purchaser or any Seller, as agreed to by the Parties.
“Insurance Policies” has the meaning set forth in Section 4.11.
“Intellectual Property” has the meaning set forth in Section 4.13.
“Interests” has the meaning set forth in the recitals.
“Interim Period” means the period of time from the Execution Date until the Closing Date or termination of this Agreement.
“Knowledge” means, (i) in the case of Sellers or the Companies, the actual knowledge (as opposed to any constructive or imputed knowledge), without due inquiry, of the individuals listed on Section 1.01(B) of the Disclosure Letter and (ii) in the case of Purchaser, the actual knowledge (as opposed to any constructive or imputed knowledge), without due inquiry, of the individuals listed on Section 1.01(B) of the Purchaser Disclosure Letter.
“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.
“Leased Real Property” with respect to any Company, means the leased real property of such Company indicated on Section 4.07(a)(ii) of the Disclosure Letter.
“Liabilities” or “Liability” means all debts, liabilities, commitments and obligations, earn outs or revenue sharing or similar interest (whether or not vested) and other liabilities of a Person (whether known or unknown, asserted or unasserted, absolute, accrued or unaccrued, contingent, fixed or otherwise, or whether due or to become due).
“Lien” means any security interest, pledge, mortgage, lien (including any springing lien), charge, encumbrance, conditional sale agreement, title retention contract, restriction on transfer, deed restriction, claim, easement, right of first refusal, option to purchase, proxy, voting trust or voting agreement, earn out or revenue sharing (whether or not vested) or any similar interest or any restrictions on the creation of any of the foregoing, and, in all cases, whether relating to any property or right or the income or profits therefrom.
“Losses” means any and all judgments, losses, Taxes, Liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any Claim, default or assessment).
“LS Power” means LS Power Equity Advisors, LLC, a Delaware limited liability company.
“Maintenance Adjustment” means to the extent any of the activities set forth in Section 6.02(a)(PART III) of the Disclosure Letter have not been completed prior to Closing, the sum of the amounts set forth in such Schedule for each such activity, less costs incurred and paid by Sellers in accordance with the standards set forth in Section 6.02(a) in connection with such maintenance activities that are so partially completed prior to Closing, without duplication of amounts included in Net Working Capital.
“Maintenance Adjustment Estimate” means Sellers’ good faith estimate of the Maintenance Adjustment.
“Major Loss” has the meaning set forth in Section 6.15(b).
“Material Adverse Effect” means any change, event or effect that, individually or in the aggregate, is, or would be reasonably expected to be, materially adverse to the assets, operations, or condition (financial or otherwise) or Business of the Companies, taken as a whole, except for any such change, event or effect resulting from or arising out of (a) changes in economic or financial conditions generally or in the electric generating, transmission or distribution industries, whether national, regional or local; (b) changes in the national, regional, or state wholesale or retail markets for electric power or fuel supply or transportation or related products, including those due to actions by competitors; (c) any change in general social or political conditions, including any acts of war, sabotage or terrorist activities; (d) changes, events or effects in the North American, national, regional, or state transmission or distribution systems; (e) strikes, work stoppages or other labor disturbances (except for the workforce at any Facility); (f) increases in the costs of commodities or supplies, including fuel, or decreases in the price of electricity; (g) effects of weather or meteorological events; (h) any change in GAAP or Change of Law, including changes in regulatory policy, including, without limitation, relating to climate change, renewables or the environment; (i) changes or adverse conditions in the securities markets, including those relating to debt financing; (j) any adverse change or effect attributable to the execution, delivery and pendency of this Agreement or the consummation of the transactions contemplated hereby or the announcement of any of the aforementioned matters set forth in this clause (j), including but not limited to any decrease in customer demand, any reduction in revenues, any disruption in supplier or similar relationships, or any loss of employees; and (k) any failure, in and of itself, by the Companies to meet internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; except, in the cases of clauses (a) through (i), to the extent that such change, event or effect disproportionately affect any Company relative to other similarly situated assets in the applicable region.

“Material Contracts” has the meaning set forth in Section 4.06(a).
“Net Working Capital” means (without duplication), with respect to the Companies, on a combined basis, the amount (expressed as a positive or negative number) equal to, (a) current assets consisting of the sum of (i) cash and cash equivalents (including Closing CES Cash Collateral), (ii) trade and other accounts receivable, (iii) prepaid expenses, (iv) inventory and (v) other current assets, minus (b) current liabilities consisting of the sum of (i) accounts payable, (ii) other accrued expenses, and (iii) other current liabilities (other than the current portion of any long-term debt which is discharged at Closing), and in the case of clauses (a) and (b): (i) including as a current asset, any accounts receivable related to Assigned Contracts assigned to Purchaser or a Company at the Closing, but excluding as a current asset, capital spare parts, prepaid insurance, other prepaid expenses for which Purchaser will not receive any benefit, Taxes, transmission credits, emission allowances credits or emission reduction credits, any non-cash derivative assets or mark to market accounting impacts, any lease levelization assets, intangibles or any balances due from, or related to transactions with, Affiliates; (ii) including as a current liability, any accounts payable relating to Assigned Contracts assigned to Purchaser or a Company at the Closing, but excluding from current liabilities, any non-cash derivative liabilities or mark to market accounting impacts, accrued Taxes, any lease levelization liabilities or any balances due to, or related to transactions with, Affiliates; (iii) determined in accordance with GAAP, in a manner consistent with the March 31, 2014 balance sheet of the combined Companies; and (iv) as determined in accordance with the example set forth on Section 1.01(C) of the Disclosure Letter.
“Non-Cash Credit Support Obligations” has the meaning set forth in Section 6.12.
“Non-Company Affiliate” means an Affiliate of Seller that is not a Company.
“NWC Estimate” means Sellers’ good faith estimate of the Closing Date Net Working Capital.
“Oneta Facility” means the fifth Facility listed on Section A-3 of the Disclosure Letter.
“Ordinary Course” means the ordinary and normal course of each Company’s conduct of business consistent with past practice employed by such Company.
“Owned Real Property” with respect to any Company, means the real property of such Company indicated on Section 4.07(a)(i) of the Disclosure Letter.
“Parts Sharing Agreement” means a parts sharing agreement mutually agreed between Purchaser and COSCI to be delivered at the Closing for Decatur Energy Center LLC and Carville Energy LLC.
“Party” or “Parties” means Purchaser, on the one hand, and Sellers, on the other hand.
“Per Diem Adjustment” has the meaning set forth in Section 1.01(F) of the Disclosure Letter.
“Permit” has the meaning set forth in Section 4.05(b).

“Permitted Liens” means (a) mechanic’s, materialmen’s, workmen’s, repairmen’s and other Liens arising in the Ordinary Course with respect to any amounts not yet due and payable or which (x) are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the Financial Statements to the extent required by GAAP or (y) have been bonded, (b) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the Financial Statements to the extent required by GAAP, (c) purchase money Liens and Liens securing rental payments under capital lease arrangements, (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws, (e) good faith deposits in connection with bids, tenders or contracts, including rent security deposits incurred in the Ordinary Course, (f) pledges or deposits to secure public or statutory obligations or appeal bonds, (g) such imperfections of title, easements, encumbrances, restrictions or other Liens in respect of real property that could not reasonably be expected to impair in any material respect the current use by a Company of such real property and (h) Liens and other matters disclosed on Section 1.01(D) of the Disclosure Letter.
“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.
“Purchase Price” has the meaning set forth in Section 2.02.
“Purchaser” has the meaning set forth in the introductory paragraph to this Agreement.
“Purchaser Consents” has the meaning set forth in Section 5.03(b).
“Purchaser Disclosure Letter” means the disclosure letter delivered by Purchaser to Sellers simultaneously with the execution of this Agreement.
“Purchaser Guarantee” means the guarantee to be executed and delivered by LS Power Equity Partners III LP concurrently with this Agreement.
“Purchaser Indemnified Party” has the meaning set forth in Section 9.02(a).
“Purchaser Savings Plan” has the meaning set forth in Section 6.09(e).
“Purchaser’s Applicable Post-Closing Adjustment” has the meaning set forth in Section 2.06(b).
“Purchaser Termination Fee” has the meaning set forth in Section 8.03.
“Representatives” means the officers, directors, managers, employees, counsel, accountants, financial advisers or consultants of a Person.
“Restoration Costs” has the meaning set forth in Section 6.15(a).
“SC Seller Affidavit” has the meaning set forth in Section 2.04(h).

“Seller” and “Sellers” have the meaning set forth in the introductory paragraph to this Agreement.
“Seller Consents” has the meaning set forth in Section 3.03(b).
“Seller Guarantee” means the guarantee to be executed and delivered by Calpine concurrently with this Agreement.
“Seller Indemnified Party” has the meaning set forth in Section 9.02(b).
“Sellers’ Marks” has the meaning set forth in Section 6.11.
“Seller Savings Plan” has the meaning set forth in Section 6.09(e).
“Seller Taxes” means, with respect to each Company or its assets or Business, all Taxes imposed on, payable by or otherwise with respect to a Company, or the assets or Business of a Company, for any taxable year or period that ends before the Closing Date and, with respect to any taxable year or period beginning before and ending after the day prior to the Closing Date, shall include the portion of such taxable year or period ending at the end of the day prior to the Closing Date with the amount properly allocated to the pre-Closing Date portion of such period determined in accordance with Section 6.03(e).
“Shared Service Providers” means (a) in respect of Carville Energy, LLC, Cos-Mar Company, (b) in respect of Columbia Energy, LLC, DAK Americas LLC, (c) in respect of Decatur Energy, LLC, Solutia, Inc. and (d) in respect of Santa Rosa Energy Center, LLC, Sterling Fibers, Inc.
“Small Claim Amount” has the meaning set forth in Section 9.02(e).
“Straddle Period” has the meaning set forth in Section 6.03(d)(iv).
“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which such Person or any Subsidiaries of such Person owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest, or controls more than fifty percent (50%) of the voting power entitled (x) to vote on the election of members to the board of directors or similar governing body or (y) to manage the business of such Person.
“Subject Facility” means each of the Oneta Facility, the Carville Facility and the Decatur Facility.
“Taking” has the meaning set forth in Section 6.15.
“Tax” or “Taxes” means any foreign, United States federal, state or local net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, personal property (tangible and intangible), real property (including general and special assessments), value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, deed recording fee, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty or addition thereto.
“Tax Proceeding” has the meaning set forth in Section 6.03(b).
“Tax Returns” means any return, report or similar statement required to be filed with respect to any Taxes, including any information return, claim for refund, amended return and declaration of estimated Tax.
“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.
“Termination Date” has the meaning set forth in Section 8.01(b)(i).
“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, stamp duty, deed recording fee, gross receipts, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges.
“Transition Services” has the meaning set forth in Section 6.18(a).
“WARN” has the meaning set forth in Section 6.09(g).
“Welfare Benefits” has the meaning set forth in Section 6.09(d).
Section 1.02    Construction. All Article, Section, Subsection and Exhibit references used in this Agreement are to Articles, Sections, Subsections and Exhibits to this Agreement unless otherwise specified. The Exhibits and the Disclosure Letters attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
(b)    If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “includes without limitation” or “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or Article in which such words appear and any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced herein are in U.S. Dollars.
(c)    Except as otherwise expressly provided herein, any reference in this Agreement to any Contract shall mean such Contract as amended, restated, supplemented or otherwise modified (including by way of any protocol related thereto) from time to time up to the Closing.

(d)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
(e)    Sellers may, at their option, include in the Disclosure Letter items that are not material, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material or would cause a Material Adverse Effect, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in each Section of the Disclosure Letter shall be deemed to be disclosed in each other Section of the Disclosure Letter hereto to the extent the applicability of such information on other Sections of the Disclosure Letter is reasonably apparent on its face.
(f)    Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that in the event an ambiguity of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption shall arise favoring any Party by virtue of the authorship of any provisions of this Agreement.
ARTCIEL II
PURCHASE AND SALE AND CLOSING
Section 2.01    Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase from Sellers, and the Sellers shall sell to Purchaser their Interests in the Companies as set forth opposite such Seller’s name on Section 2.01 of the Disclosure Letter free and clear of all Liens (other than (i) those arising pursuant to (a) this Agreement or (b) applicable securities laws or (ii) as set forth in Sections 3.04 or 4.03 of the Disclosure Letter), which collectively represent 100% of the Interests in the Companies.
Section 2.02    Purchase Price. The purchase price to be paid by Purchaser to Sellers shall be one billion five hundred and seventy million dollars ($1,570,000,000.00) (the “Base Purchase Price”) plus the NWC Estimate (as adjusted in accordance with Section 2.06) and minus the sum of (a) the Per Diem Adjustment and (b) the Maintenance Adjustment Estimate, if any, (as adjusted in accordance with Section 2.06) (the sum of the amounts described in the immediately preceding sentence being referred to herein as the “Purchase Price”).
Section 2.03    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036 at 10:00 A.M. local time, on the second Business Day after the conditions to the Closing set forth in Article VII (other than actions to be taken or items to be delivered at the Closing) have been satisfied or waived by the applicable Party or Parties, or on such other date and at such other time and place as the applicable Parties mutually agree in writing. All actions listed in Section 2.04 or Section 2.05 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing. Subject to the provisions of Article VIII, failure to consummate the transactions provided for in this Agreement on the date determined pursuant to this Section 2.03 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.
Section 2.04    Closing Deliveries by Sellers to Purchaser. At the Closing, each Seller shall deliver, or shall cause to be delivered, to Purchaser the following:
(a)    a duly executed assignment of the Interests being transferred by such Seller, substantially in the form attached hereto as Exhibit A (collectively, the “Assignments of Interests”), together with such documents endorsed for transfer or executed in blank as are necessary to transfer such Interests;
(b)    the certificate described in Section 7.02(c);
(c)    a certification of non-foreign status in a form consistent with Treasury Regulation Section 1.1445-2(b)(2)(iv)(i) with respect to each Seller;
(d)    a duly executed counterpart of an assignment of the Assigned Contracts, evidencing the assignment and transfer to Purchaser or to a Company of such Assigned Contracts (collectively, the “Assignments of Contracts”);
(e)    evidence reasonably satisfactory to Purchaser that all Liens on the Interests and the assets or properties of the Companies securing Indebtedness have been terminated as of the Closing and that any and all Indebtedness of the Companies has been repaid or discharged in full on or prior to the Closing;
(f)    a counterpart of the Parts Sharing Agreement duly executed by COSCI;
(g)    the Books and Records of the Companies in the possession of Sellers or the Companies or their Affiliates; and
(h)    a properly completed and validly executed South Carolina Form I-295 or any successor form (the “SC Seller Affidavit”) with respect to the sale of Columbia Energy LLC, (x) with gain on the sale of real property and associated tangible personal property set forth on such SC Seller Affidavit calculated on an estimated allocation for income tax purposes of the Purchase Price to the real property and associated tangible personal property at the Columbia Energy facility and site, (y) setting forth an exemption from such withholding, or (z) indicating that there is no gain from the sale of Columbia Energy LLC for purposes of S.C. Code Ann. Section 12-8-580 (2014).
Section 2.05    Closing Deliveries by Purchaser to Sellers. At the Closing, Purchaser shall deliver, or shall cause to be delivered, to the Sellers the following:
(a)    wire transfers of immediately available funds (to such account or accounts as the Sellers shall have designated to Purchaser at least two (2) Business Days prior to the Closing Date) an aggregate amount equal to the Estimated Purchase Price;
(b)    the certificate described in Section 7.03(c);

(c)    a duly executed counterpart of the Assignments of Interests; and
(d)    a duly executed counterpart of the Assignments of Contracts and Parts Sharing Agreement.
Section 2.06    Adjustments. (a) At least two (2) Business Days prior to the Closing Date, Sellers shall deliver a calculation of the Estimated Purchase Price, including the NWC Estimate and the Maintenance Adjustment Estimate, along with reasonable supporting documentation and calculations, in writing to Purchaser.
(b)    As soon as practicable after the Closing, but no later than sixty (60) days after the Closing Date under this Agreement, Purchaser shall determine the actual Closing Date Net Working Capital and the actual Maintenance Adjustment. Sellers and Purchaser shall cooperate and provide each other access to the respective books and records of the Companies and, as necessary, CES as are reasonably requested in connection with the matters addressed in this Section 2.06. Purchaser shall provide Sellers with written notice of such determination of the actual Closing Date Net Working Capital and the actual Maintenance Adjustment along with reasonable supporting documentation and calculations (the “Purchaser’s Applicable Post-Closing Adjustment”).
(c)    If Sellers object to any determinations set forth in Purchaser’s Applicable Post-Closing Adjustment, then Sellers shall provide Purchaser written notice thereof within ten (10) Business Days after receiving Purchaser’s Applicable Post-Closing Adjustment, together with a reasonably detailed explanation of the nature and bases of such objections. If Sellers and Purchaser are unable to agree on such disputed items contained in the Purchaser’s Applicable Post-Closing Adjustment, within thirty (30) days after Purchaser’s receipt of Sellers’ objection to Purchaser’s Applicable Post-Closing Adjustment, Purchaser and Sellers shall refer such dispute to the Independent Accounting Firm which firm shall make a final and binding determination as to all such matters in dispute relating to the Purchaser’s Applicable Post-Closing Adjustment (and only such matters) on a timely basis (and in any event within ninety (90) days following the request) and promptly shall notify Purchaser and such Sellers in writing of its resolution; provided, that, such firm may not assign a value to any particular item greater than the greatest value for such item claimed by either Party or less than the lowest value claimed by either Party. Such firm shall not have the power to modify or amend any term or provision of this Agreement. Each of the Purchaser and the Sellers shall bear and pay one-half of the fees and other costs charged by such accounting firm. If Sellers do not object to Purchaser’s Applicable Post-Closing Adjustment within the time period and in the manner set forth herein or if the Sellers accept the Purchaser’s Applicable Post-Closing Adjustment, then the Closing Date Net Working Capital and Maintenance Adjustment, each as set forth in the Purchaser’s Applicable Post-Closing Adjustment, shall become final and binding upon the Parties for all purposes hereunder. If Sellers do object to Purchaser’s Applicable Post-Closing Adjustment or Maintenance Adjustment within the time period and in the manner set forth herein, then the Closing Date Net Working Capital and Maintenance Adjustment as set forth in the Purchaser’s Applicable Post-Closing Adjustment, shall become final and binding upon the Parties for all purposes hereunder except with respect to, and only to the extent of, those matters expressly objected by Sellers in such objection.

(d)    If the (i) Closing Date Net Working Capital minus the (ii) the NWC Estimate provided by Sellers pursuant to Section 2.06 (such amount, the “NWC Adjustment”) is positive, then Purchaser shall pay Sellers within five (5) Business Days after such actual values are agreed upon or finally determined, by wire transfer of immediately available funds, an amount equal to the NWC Adjustment. If the NWC Adjustment is negative, Sellers shall pay Purchaser within five (5) Business Days after such actual values are agreed upon or finally determined, by wire transfer of immediately available funds, an amount equal to the absolute value of the NWC Adjustment.
(e)    If the (i) Maintenance Adjustment Estimate provided by Sellers pursuant to Section 2.06 minus (ii) the actual Maintenance Adjustment (such amount, the “Final Maintenance Differential”) is positive then Purchaser shall pay Sellers within five (5) Business Days after such actual values are agreed upon or finally determined, by wire transfer of immediately available funds, an amount equal to the Final Maintenance Differential. If the Final Maintenance Differential is negative, Sellers shall pay Purchaser within five (5) Business Days after such actual values are agreed upon or finally determined, by wire transfer of immediately available funds, an amount equal to the absolute value of the Final Maintenance Differential.
(f)    In each case of clauses (d) and (e), the recipient Party or Parties, as applicable, shall designate the account or accounts to which such payments are to be made at least two (2) Business Days prior to the date such payments are due.
Section 2.07    Cash. On or prior to the Closing, the Sellers shall be permitted to transfer, to themselves or their designees, all of the cash and cash equivalents of the Companies, without any adjustment to the Base Purchase Price.
Section 2.08    Purchase Price Allocation. The Purchase Price represents the amount agreed upon by the Parties for Tax purposes to be the aggregate value of the net assets of the Companies. The Purchase Price (as adjusted pursuant to Sections 2.06 and 2.11, and for any net Liabilities) assumed by the Purchaser and without duplication of Net Working Capital) shall be allocated, first among the Companies, and then, with respect to the amount to be allocated to each Company, among the assets, liabilities, contracts, and the post-Closing assets and payments referenced in Sections 2.10 and 2.11 of the Companies in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder or other applicable Law. Purchaser shall prepare and deliver to Sellers allocation schedules setting forth Purchaser’s determination of the allocation (the “Allocation Schedule”) within one hundred and twenty (120) days after the determination of the Final NWC/Maintenance Adjustment. Sellers shall have thirty (30) days to review the Allocation Schedule and notify Purchaser, in writing, of any objections that they may have with respect thereto or otherwise be presumed to agree with such Allocation Schedule. If Sellers notify Purchaser that they disagree with any aspect of the Allocation Schedule, Purchaser and Sellers shall work together in good faith to resolve any such disagreement. If any dispute regarding the Allocation Schedule remains unresolved after forty five (45) days following Purchaser’s delivery of such Allocation Schedule to Sellers, then such disagreement shall be immediately submitted to the Independent Accounting Firm, which shall be instructed to resolve such disagreement within thirty (30) days after such disagreement is submitted to it for resolution and shall notify Purchaser and Sellers in writing of its resolution. The Independent Accounting

Firm’s resolution of the disagreement shall be final and binding on Purchaser and Sellers. Purchaser and Sellers shall in all respects and for all purposes report, act and file all Tax Returns (including, but not limited to, IRS Form 8594) in a manner consistent with the agreed upon or final Allocation Schedule, and neither Purchaser nor Sellers shall take any position (whether in Tax Proceedings, Tax Returns, or otherwise) that is inconsistent with such Allocation Schedule except as may be adjusted by subsequent agreement following an audit by the Internal Revenue Service (or by an applicable state or local Taxing Authority) or by court decision but only as may be adjusted following a "determination" (as such term is defined in Section 1313 of the Code). In the event that the final Allocation Schedule is disputed by any Taxing Authority, the relevant Party who receives notice of such dispute will promptly notify the other Party, and the Parties will consult in good faith as to how to resolve such dispute in a manner consistent with such allocation. The Allocation Schedule shall be revised to take into account subsequent adjustments to the Purchase Price, including any indemnification payments (which shall be treated for Tax purposes as adjustments to the Purchase Price), in accordance with the provisions of Treasury Regulation section 1.1060-1. If incurred, any fees and expenses of the Independent Accounting Firm shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Sellers.
Section 2.09    Concurrent Deliveries. Concurrent with the execution and delivery of this Agreement, Sellers are delivering to Purchaser the Seller Guarantee, and Purchaser is delivering to Sellers the Purchaser Guarantee and the Parties (or their Affiliates) are delivering the Amendment to the Confidentiality Agreement.
Section 2.10    Certain Included Assets.
(a)    The spare parts identified in Section 2.10A of the Disclosure Letter shall be delivered by Sellers not later than the later of June 1, 2014 or the Closing Date (except for those parts marked with an asterisk on Section 2.10A of the Disclosure Letter, which shall be delivered not later than the later of August 15, 2014 or the Closing Date) to one or more of the Facilities identified by Purchaser to Sellers in writing, no more than thirty (30) days after the date hereof. The spare parts delivered under this Section 2.10(a) shall have been, at the time of delivery, refurbished by a third party contractor with instructions and shall be ready for use upon delivery. Purchaser acknowledges that Sellers are making no warranty regarding the spare parts delivered under this Section 2.10(a). Title to such spare parts shall be vested by Sellers in the Company or Companies specified by Purchaser and shall be passed to such Companies free and clear of all Liens.
(b)    At the Closing, the spare parts identified in Section 2.10B of the Disclosure Letter shall be ordered from the manufacturer by the Sellers and delivered to the applicable Facilities when available from the manufacturer, without warranty, with the Sellers responsible for the costs of purchase and delivery (including any Taxes related thereto notwithstanding Section 6.03(c)); provided that, at least five (5) Business Days prior to Sellers placing the order for spare parts referred to in this clause (b), Sellers shall provide Purchasers with a listing of the spare parts to be ordered; provided further, that Sellers shall use commercially reasonable efforts to have one full set of hot gas path parts and one full set of combustion inspection parts delivered within sixty (60) days after Closing and the other parts on Section 2.10B of the Disclosure Letter shall be delivered within thirty (30) days after Closing.

(c)    (i) The Sellers shall promptly following the date hereof, arrange for the procurement and manufacturer of a new transformer as described on Part I of Section 2.10(c) of the Disclosure Schedules (“Included Transformer”). Promptly following the completion (at the Sellers’ cost) of the manufacture of the Included Transformer, Sellers shall provide an executed officers’ certificate of such procurement and payment reasonably requested by Purchaser, the Sellers shall arrange for the delivery of the Included Transformer to the Decatur Facility with expedited delivery without warranty. Upon delivery, title to the Included Transformer shall be vested in Decatur Energy Center LLC (“Decatur”) free and clear of all Liens. Sellers shall, or shall cause, the execution of a bill of sale to reflect such transfer of title.
(ii)    In addition, the Sellers shall cause COSCI to enter into promptly after the date hereof a right of first offer letter (“Lease Option”) in form and substance reasonably satisfactory to Purchaser with Belyea Company or such other equipment leasing company which has been reasonably approved by Purchaser (the “Leasing Company”), providing for the right on an evergreen basis until delivery of the Included Transformer, of Decatur to enter into a lease agreement (“Transformer Lease”) for a transformer as specified therein for the Decatur Facility on an evergreen basis until delivery of the Included Transformer (“Lease Transformer”) and Sellers shall promptly provide a true and correct copy of such executed Lease Option or Lease Transformer, as the case may be. The Lease Option and Transformer Lease shall be Material Contracts from the dates when executed. To the extent allowable by the Lease Option counterparty, the Lease Option shall include (A) an obligation on the Leasing Company to deliver notices thereunder to Purchaser and (B) a provision that requires the Lease Counterparty to provide at least 2 Business Days notice to Purchaser before transferring the Lease Transformer to any party other than Decatur.
(iii)    The Sellers or COSCI shall pay the up front option fees and all other costs of the Lease Option except as described below.
(iv)    If prior to the delivery of the Included Transformer to the Decatur Site, Sellers or COSCI are advised that (A) an offer has been made to lease the Lease Transformer by a third party or (B) a transformer outage or damage has occurred at Decatur which would reasonably be expected to require a replacement transformer, Sellers or COSCI shall exercise its right under the Lease Option, and Decatur shall enter into the Transformer Lease. All lease rentals shall be payable by Decatur as the lessee; provided that Seller or COSCI shall pay all lease payments from and after February 28, 2015 until the delivery of the Included Transformer.
(v)    Lease rentals shall be included in current liabilities for the purpose of calculating Net Working Capital at Closing, and, as such, shall be borne by Sellers. Lease rentals from and after Closing shall be borne by Decatur except as provided in clause (iv) below.
(vi)    Following delivery of the Included Transformer to the Decatur facility, other than payments pursuant to clause (iv) above, Sellers and COSCI shall have no further obligation under the Lease Option and Transformer Lease.

Section 2.11    Certain Post Closing Payments. The Sellers agree to reimburse Purchaser for verified costs incurred with respect to each of the Facilities indicated in the first column in the table on Section 2.11 of the Disclosure Letter in connection with the work specified for such Facility indicated in column headed “Fall 2014 Maintenance Outage Work” in the table on Section 2.11 of the Disclosure Letter in amounts for such work for such Facility up to the amounts specified in the third column in the table on Section 2.11 of the Disclosure Letter; provided that in no event shall Sellers be required to pay more than $16 million in the aggregate for all such work.  Sellers shall make payment to Purchaser within thirty (30) days following receipt of invoice(s) with reasonable supporting documentation.  Sellers’ sole obligation with respect to such work shall be to  make the payments described in this Section 2.11.  The conduct of the outages, including hiring contractors and procuring parts, shall be the sole responsibility of Purchaser.
Section 2.12    Withholding. Purchaser shall be entitled to deduct and withhold from the consideration payable pursuant to this Article II and otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, that either (i) such requirement arises as a result of Sellers’ failure to deliver the documents described in Section 2.04(c) or Section 2.04(h), (ii) such withholding is consistent with the information as provided by Sellers on the SC Seller Affidavit provided pursuant to Section 2.04(h), or (iii) Purchaser notifies Sellers in writing at least ten (10) days prior to the Closing Date of the requirement for such deduction and withholding. From the time of any such notification through the Closing, Purchaser and Sellers shall use commercially reasonable efforts to cooperate in good faith to mitigate any such requirement for deduction and withholding. Any amounts that are so deducted and withheld shall be timely paid to the relevant Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to Sellers.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING SELLERS
Sellers hereby represent and warrant to Purchaser that the following representations are, as of the date of this Agreement and will be, as of the Closing Date, correct, true and accurate, it being understood that the remedies for a breach of representation after the occurrence of the Closing shall be governed by Section IX:
Section 3.01    Organization and Qualification. Each Seller is a limited liability company duly formed or a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each Seller is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a Material Adverse Effect or a material adverse effect on the Sellers’ ability to consummate the transactions contemplated by this Agreement.
Section 3.02    Authority. Each Seller has all requisite limited liability company or corporate power and authority to execute and deliver this Agreement and, as applicable, the Ancillary Agreements, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Sellers of this Agreement, and, as applicable, the Ancillary Agreements, and the performance by the Sellers of their obligations hereunder and thereunder, have been duly and validly authorized by all necessary limited liability company or corporate action on the part of the Sellers. This Agreement has been duly and validly executed and delivered by the Sellers and constitutes, and when executed by the Sellers each Ancillary Agreement will constitute, the legal, valid and binding obligation of the Sellers enforceable against the Sellers in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles regardless of whether considered in a proceeding at law or in equity.
Section 3.03    No Conflicts; Consents and Approvals. The execution and delivery by the Sellers of this Agreement, and as applicable, the Ancillary Agreements, does not, and the performance by the Sellers of their obligations under this Agreement, and as applicable, under the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby will not:
(a)    conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of the Sellers;
(b)    assuming all of the consents, approvals and authorizations disclosed on Section 3.03(b) of the Disclosure Letter (the “Seller Consents”) have been obtained or given, violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which any Seller is a party, except as would not have a Material Adverse Effect or a material adverse effect on the Sellers’ ability to consummate the transactions contemplated by this Agreement; or
(c)    assuming all of the Seller Consents have been obtained or given, (i) conflict with, violate or breach any Law or writ, judgment, order or decree applicable to any Seller, or (ii) require any consent or approval of any Governmental Authority under any applicable Law applicable to any Seller, except, in each case set forth in subparagraphs (i) through (ii) above, any such violation or breach or the failure to obtain any of the same would not have a Material Adverse Effect or a material adverse effect on the Sellers’ ability to consummate the transactions contemplated by this Agreement.
Section 3.04    Ownership of Interests. Section 3.04 of the Disclosure Letter identifies the Interests in the Companies owned by each Seller. The applicable Seller owns its Interests in the applicable Company directly and free and clear of all Liens other than (i) those arising pursuant to (a) this Agreement or (b) applicable securities laws or (ii) as set forth in Section 3.04 of the Disclosure Letter.
Section 3.05    Litigation. There are no Claims pending or, to the Knowledge of Sellers, threatened against Sellers, that would have a material adverse effect on Sellers’ ability to perform their obligations hereunder. Sellers are not subject to any judgment, decree, injunction, rule or order of any Governmental Authority that materially restrains, enjoins or prohibits the consummation of the transactions contemplated by this Agreement or would have a material adverse effect on Sellers’ ability to perform their obligations hereunder.

Section 3.06    Compliance with Laws. Sellers are not in violation of any Law, except for violations that would not have a Material Adverse Effect or a material adverse effect on Sellers’ ability to perform their obligations hereunder.
Section 3.07    Brokers. The Sellers have no Liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser or any of its Affiliates could become liable or obligated.
ARTCILE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES
Sellers hereby represent and warrant to Purchaser that the following representations are, as of the date of this Agreement and will be, as of the Closing Date, correct, true and accurate, it being understood that the remedies for a breach of representation after the occurrence of the Closing shall be governed by Section IX:
Section 4.01    Organization and Qualification. The Companies are limited liability companies duly formed, validly existing and in good standing under the laws of the State of Delaware. The Companies have the requisite limited liability company power and authority to own, lease and operate their assets and properties and to carry on their businesses as now being conducted. The Companies are qualified to transact business and are in good standing in each jurisdiction in which the properties owned, leased or operated by them or the nature of the businesses conducted by them makes such qualification necessary, unless the failure to be so qualified would not have a Material Adverse Effect.
Section 4.02    No Conflicts; Consents and Approvals. Except as set forth in Section 4.02 of the Disclosure Letter, the execution and delivery by Sellers of this Agreement, and as applicable, the Ancillary Agreements, does not, and the performance by Sellers of their obligations under this Agreement, and as applicable, under the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby will not:
(a)    conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of the Companies;
(b)    assuming all the Seller Consents have been obtained or given, conflict with, violate or result in a material default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract;
(c)    assuming all the Seller Consents have been obtained or given and except as would not have a Material Adverse Effect, (i) conflict with, violate or breach in any material respect any Law applicable to any Company or (ii) require any consent or approval of any Governmental Authority under any applicable Law; or
(d)    result in the creation or imposition of any Lien over the assets or equity of any Company (including the Interests), other than Permitted Liens (in the case of the assets) and any Lien created by the execution and delivery of this Agreement.

Section 4.03    Subsidiaries; Interests. Except as disclosed on Section 4.03 of the Disclosure Letter, the Companies do not own equity interests in any Person. The Interests constitute all of the equity interests in the Companies. The Interests, and the equity interests of each Subsidiary of each Company (it being understood that the only Subsidiaries of any Company are those wholly-owned Subsidiaries listed on Section 4.03 of the Disclosure Letter), have been duly authorized, and are validly issued and fully paid and nonassessable, are not subject to any preemptive or similar rights, and are directly owned by the applicable Companies free and clear of all Liens other than (i) those arising pursuant to (a) this Agreement or (b) applicable securities laws or (ii) as set forth in Section 4.03 of the Disclosure Letter. There are no outstanding rights to acquire from any Company, or any obligations of any Company to issue, any equity interests in any Company, and there are no outstanding obligations of any Company to repurchase, redeem or otherwise acquire any equity interests in any Company. Except for any applicable Seller Consents, there exist no agreements restricting the purchase or transfer of, relating to the voting of, requiring the registration of, or granting any preemptive or antidilutive rights with respect to, any equity interests in any Company.
Section 4.04    Litigation. Except as disclosed on Section 4.04 of the Disclosure Letter, there are no material Claims pending or, to the Knowledge of Sellers, threatened against the Companies before any Governmental Authority. Except as disclosed on Section 4.04 of the Disclosure Letter, there are no material outstanding judicial orders or judgments to which the Companies are subject or by which the Companies or their respective material assets are bound.
Section 4.05    Compliance with Laws; Permits.
(a)    Except (i) as disclosed on Section 4.05(a) of the Disclosure Letter and (ii) with respect to Environmental Laws (as to which certain representations and warranties are set forth in Section 4.10) and laws relating to Taxes (as to which certain representations and warranties are set forth in Section 4.12), and laws related to Benefit Plans (as to which representations and warranties are set forth in Section 4.08), the Companies are, and the operation of the Facilities are, in material compliance with applicable Laws.
(b)    Set forth on Section 4.05(b)(i) of the Disclosure Letter are all material permits and licenses currently held by the Companies (the “Permits”). Except as set forth on Section 4.05(b)(ii) of the Disclosure Letter, the Companies hold, or have rights under Contracts to use (to the extent necessary for the conduct of the Business), and are in material compliance with, all material permits and licenses currently required to be held or used, as applicable, by the Companies under applicable Law for the operation of their Businesses, and are not in material violation of the terms of any Permits, and there is no pending governmental proceeding or any overt threat in writing by any Governmental Authority to cancel, modify, or fail to renew any Permits.

Section 4.06    Contracts.
(a)    Excluding Contracts with respect to which the Companies will not be bound or have Liability after the Closing, Section 4.06(a) of the Disclosure Letter sets forth a true and complete list of (x) the following types of Contracts to which any Company is a party to or by which its assets or properties are bound and (y) the Assigned Contracts ((x) and (y), collectively, “Material Contracts”):
(ii)    all Contracts for the purchase, exchange or sale of water, natural gas, fuel oil, electric power (in any form, including energy, capacity, ancillary services and other forms), steam or thermal energy;
(iii)    all Contracts for the transportation or transmission of natural gas, electric power (in any form, including energy, capacity, ancillary services and other forms) or other fuel;
(iv)    all interconnection Contracts with respect to natural gas or other fuel, electric energy, steam, water and other utilities;
(v)    all Contracts with respect to storage, parking, loaning, distribution, wheeling, facility or meter construction, unloading, delivery or balancing of natural gas or other fuel;
(vi)    except as described above, all other Contracts (A) for the future sale or acquisition of any asset or property or (B) that grant a right or option to purchase or sell any asset or property of the Company or any product, other than in each case Contracts relating to any asset or property with a value of less than $750,000 individually or, with respect to all such assets, $2,500,000 in the aggregate;
(vii)    each other Contract requiring payments by or to the Company in excess of $750,000, individually in any year or $2,500,000 in the aggregate in all years;
(viii)    all agreements related to property Taxes, PILOTS, FILOTS or Tax abatements that are, in each case, material to the Business of a Company;
(ix)    all futures, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in interest rates or the price of commodities, including electric power (in any form, including energy, capacity, ancillary services and other forms) or natural gas or other fuel that are, in each case, material to the Business of a Company;
(x)    all Contracts relating to the lease of real or material personal property;
(xi)    all Contracts (A) with respect to the treatment, return or discharge of waste water, including any such Contracts with any Shared Service Provider or (B)

pursuant to which a Company shares a Permit, other governmental approval or physical facilities with any other Person;
(xii)    all collective bargaining Contracts, Contracts with labor unions or representatives of the Facility Employees, or other employment or employment-related (including severance, retention, change of control and bonus) Contracts with Facility Employees requiring payments by the Company in excess of $250,000 individually or $1,000,000 in the aggregate for all Facility Employees;
(xiii)    all Contracts between any Company, on the one hand, and any of such Company’s Affiliates on the other hand;
(xiv)    all Contracts (A) involving confidentiality, standstill or similar arrangements, or (B) limiting the ability of the Company to engage in any line of business or to compete with any Person or in any geographical area;
(xv)    all Contracts involving any joint venture, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement;
(xvi)    each (A) Contract for operations, management and other services requiring payments by or to the Company in excess of $750,000 individually in each year or $2,500,000 in the aggregate for all years and (B) material Contract which contains outstanding manufacturer’s, vendor’s or other warranties, which provide for a manufacturer, vendor or other warranty where the original cost of the asset covered thereby is greater than or equal to $750,000;
(xvii)    all Contracts relating to Indebtedness of a Company or granting any Lien (other than a Permitted Lien) on any Company or any assets or equity interests of a Company; and
(xviii)    the Charter Documents of each Company.
(b)    Except as set forth on Section 4.06(b) of the Disclosure Letter hereto, each Material Contract is in full force and effect as against the applicable Company or CES and constitutes the legal, valid and binding obligation of the applicable Company or the applicable Affiliate of Calpine, including CES in the case of the Assigned Contracts, and, to the Knowledge of Sellers, the other parties thereto, enforceable against such Company or the applicable Affiliate of Calpine, including CES in the case of the Assigned Contracts, and, to the Knowledge of Sellers, the other parties thereto in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether considered in a proceeding at law or in equity.
(c)    Neither any Company (nor CES in the case of the Assigned Contracts) nor, to the Knowledge of Sellers, any other party is in material default in the performance or observance of any term or provision of, and to the Knowledge of Sellers, no event has occurred that, with lapse of time or action by a third party, would result in such a material default under any Material Contract by any Person party thereto to which any Company (or CES in the case of the Assigned Contracts) is a party or by which it is bound or to which its assets or property is subject.

(d)    Sellers have delivered or made available to Purchaser true and complete copies, including all amendments and modifications of, and supplements to, each Material Contract.
Section 4.07    Assets; Business.
(a)    Section 4.07(a)(i) of the Disclosure Letter contains a true and correct list of each parcel of real property owned by the Companies, Section 4.07(a)(ii) of the Disclosure Letter contains a true and correct list of each parcel of real property leased by any Company (as lessor or lessee). Except as disclosed in Section 4.07 of the Disclosure Letter, each Company has (i) good and marketable title to all of the Owned Real Property of such Company, (ii) a valid and subsisting leasehold estate in and the right to quiet enjoyment of all of the Leased Real Property of such Company for the full term thereof and (iii) good and valid rights to use all of the Entitled Real Property of such Company to the fullest extent necessary with respect to the conduct of such Company’s activities, in each case free and clear of all Liens other than Permitted Liens.
(b)    Each Company has good and valid title to, or valid leasehold interests in, all material tangible personal property used in its Business, free and clear of all Liens other than Permitted Liens. Except as set forth in Section 4.07(b) of the Disclosure Letter, no material tangible personal property used by any Company is owned by any Affiliate of such Company or any third party.
(c)    Each Company’s Owned Real Property, Leased Real Property and Entitled Real Property, together with the material tangible personal property owned or leased by it and the Material Contracts, collectively constitute all material tangible property and material Contracts (excluding Contracts with Affiliates that are being terminated at Closing) used in connection with its Business as currently conducted and consistent with past practices, excluding Contracts relating to Intellectual Property.
Section 4.08    Employee Benefit Plans; Labor Matters.
(a)    Section 4.08(a) of the Disclosure Letter lists all material Benefit Plans.
(b)    The Companies do not sponsor or maintain any Benefit Plans.
(c)    Except as listed on Section 4.08(c) of the Disclosure Letter, there are no individuals performing material operations or management services for the Companies at the Facilities, on a daily basis, other than the Facility Employees, and no Facility Employees are represented by a union or other collective bargaining entity with respect to their services for the Companies as of the date of this Agreement.

(d)    Except as disclosed in Section 4.08(d) of the Disclosure Letter, there are no material Claims pending or, to the Knowledge of Sellers, threatened, involving any Facility Employee or Person who was previously a Facility Employee.
(e)    Notwithstanding any other provision of this Agreement to the contrary, this Section 4.08 contains the sole and exclusive representations and warranties of Sellers relating to employee benefits and labor matters, including but not limited to any matters arising under or related to Benefit Plans.
Section 4.09    Financial Statements.
(a)    The Companies have heretofore delivered to Purchaser true and complete copies of the unaudited balance sheets for the Companies, dated December 31, 2013 and March 31, 2014 (collectively, the “Financial Statements”).
(b)    Except as set forth on Section 4.09(b) of the Disclosure Letter, each of the Financial Statements was prepared in accordance with GAAP consistently applied and fairly presents in all material respects (subject to the absence of footnotes) the financial condition of the applicable Company as of December 31, 2013 and March 31, 2014 and for the periods then ended.
(c)    The Companies have no Liabilities which would be required to be presented in an audited balance sheet (or disclosed in the accompanying footnotes thereto) prepared in accordance with GAAP in excess of $1,000,000 individually or $4,000,000 in the aggregate, except for those (i) reflected or reserved in the Financial Statements described in Section 4.09(a), (ii) set forth on Section 4.09(c) of the Disclosure Letter, (iii) included in the Closing Date Net Working Capital or (iv) accrued Tax Liabilities that would have been included in Closing Date Net Working Capital absent the exclusion of Taxes from that defined term.
(d)    Except as disclosed on Section 4.09(d) of the Disclosure Letter, since the Balance Sheet Date, (i) the Companies have operated their respective Businesses, in all material respects, in the Ordinary Course and (ii) there has not been a Material Adverse Effect which has occurred and is continuing.
Section 4.10    Environmental Matters. Except as disclosed on Section 4.10 of the Disclosure Letter or except as would not result in a Material Adverse Effect, (a) the Companies are in compliance with all applicable Environmental Laws, (b) there are no suits, notices, demands, claims, hearings or proceedings pending or to the Knowledge of Sellers threatened against the Companies relating to any violation, or alleged violation, of any Environmental Law, (c) to the Knowledge of Sellers, no Hazardous Substance has been disposed of or released at the Facilities other than in compliance with applicable Environmental Laws, (d) the Companies have not disposed of, released or transported, or arranged for the disposal, release, or transportation of, any Hazardous Substance resulting from the operation of the Facilities in a manner giving rise to any liability or obligation to report, investigate or cleanup under any applicable Environmental Law, (e) the Companies are not subject to any corrective actions or remedial obligations relating to any settlement, court order, administrative order, or judgment asserted or arising under any Environmental Law, and (f) to the extent relevant to the Companies, to the Knowledge of Sellers, each Shared Service Provider is in compliance with applicable Environmental Laws. Notwithstanding any other provision of this Agreement to the contrary, this Section 4.10 contains the sole and exclusive representations and warranties of Sellers relating to environmental matters, including but not limited to any matters arising under or related to Environmental Laws or Hazardous Substances.
Section 4.11    Insurance. At the date hereof, the Companies and their businesses and properties are insured under the insurance policies listed on Section 4.11 of the Disclosure Letter (the “Insurance Policies”) each of which are in full force and effect. The Companies have made available to Purchaser summaries of the Insurance Policies listed on Section 4.11 of the Disclosure Letter. Neither the Companies nor any of their Affiliates have failed to give, in a timely manner, any material notice (including in respect of potential claims) required under any of the Insurance Policies to preserve their material rights thereunder. Neither any Seller on behalf of any Company nor any Company has been refused any insurance or has had its coverage limited in any material respect by any insurance carrier to which it has applied for any insurance or from whom it has obtained any insurance, in each case, during the last twelve (12) months.
Section 4.12    Taxes.
(a)    Except as set forth in Section 4.12(a) of the Disclosure Letter, all material Tax Returns required to be filed by the Companies, or with respect to the assets or Businesses of any Company, have been timely filed (taking into account any extensions properly obtained) and all material Taxes due and payable by the Companies, or with respect to the assets or Businesses of any Company, have been paid.
(b)    Except as set forth in Section 4.12(b) of the Disclosure Letter, (i) there is no material action, suit or proceeding pending or, to the Knowledge of Sellers or such Company, proposed against the Companies or with respect to the assets or Business of any Company with respect to Taxes, a material amount of Taxes or with respect to any material Tax Return, (ii) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of material Taxes of the Companies, or with respect to the assets or Businesses of any Company, that remain in effect, (iii) there are no material Liens for Taxes upon the assets of the Companies, other than Permitted Liens, and (iv) the Companies have withheld and paid to the proper Taxing Authority all material Taxes that they were required to withhold and pay over.
(c)    Except as set forth on Section 4.12(c) of the Disclosure Letter, which schedule lists the name and current and prior income tax characterization of each Company listed, for the period of Sellers’ ownership, each Company has been classified as a disregarded entity for federal income tax purposes at all times during the period of Sellers’ ownership and, to the Knowledge of Sellers, at all times since inception.
(d)    No Company has any material liability for Taxes of any person under Treasury Regulation section 1.1502-6 (or any similar provision of any state, local or foreign Law), or as a transferee or successor, or any Tax liability material to the Business of a Company by Contract other than (i) with respect to any commercial Contract not primarily related to Taxes entered into in the Ordinary Course or (ii) in connection with Contracts described in Section 4.06(a)(vii).

(e)    Notwithstanding any other provision of this Agreement to the contrary, this Section 4.12 contains the sole and exclusive representations and warranties of Sellers related to Taxes.
Section 4.13    Intellectual Property. Except as would not have a Material Adverse Effect, the Companies possess or have the right to use all material patent, registered trademark, service mark, trade name and registered copyright (collectively, “Intellectual Property”) necessary for the conduct of the businesses of the Companies. The Companies have not received from any third party any claim in writing that the Companies are infringing the Intellectual Property of a third party, except in any such case as would not have a Material Adverse Effect. Purchaser acknowledges that the Companies will cease to have the right to use the Intellectual Property except as provided in Section 4.13 of the Disclosure Letter after the Closing.
Section 4.14    PUHCA; PURPA. The applicable Company identified in Section 4.14 of the Disclosure Letter meets the requirements for, and has been determined by FERC to be, an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 2005, as amended. The applicable Facility identified in Section 4.14 of the Disclosure Letter is a “qualifying facility” within the meaning of set forth at 18 C.F.R. § 292.101(b)(1) and is in compliance with the terms set forth in the applicable regulations of the Federal Energy Regulatory Commission for maintaining such status. Except as set forth in Section 4.14 of the Disclosure Letter, no Company has, since it has been affiliated with Sellers, and, to the Knowledge of Sellers, prior to such affiliation, made any retail sales of electric power in any form (including energy, capacity, ancillary services or other forms).
Section 4.15    Brokers. The Companies have no Liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Companies, Purchaser or any of its Affiliates could become liable or obligated.
Section 4.16    Bank Accounts; Credit Support. The Companies do not have bank accounts. Section 4.16 of the Disclosure Letter sets forth a complete and accurate list of all credit support provided by Sellers or any of their Affiliates to any other Person with respect to the Companies, the Facilities, the Business of each Company or the Material Contracts.
Section 4.17    Availability. The representation in Section 4.17 of the Disclosure Letter is incorporated herein by reference.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Sellers that the following representations are, as of the date of this Agreement and will be, as of the Closing Date, correct, true and accurate, it being understood that the remedies for a breach of representation after the occurrence of the Closing shall be governed by Section IX:

Section 5.01    Organization and Qualification. Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement.
Section 5.02    Authority. Purchaser has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement, and as applicable, the Ancillary Agreements, and the performance by Purchaser of its obligations hereunder and thereunder have been duly and validly authorized by all necessary limited liability company action on behalf of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes, and when executed by Purchaser each Ancillary Agreement will constitute, the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles, regardless of whether considered in a proceeding at law or in equity.
Section 5.03    No Conflicts; Consents and Approvals. The execution and delivery by Purchaser of this Agreement, and as applicable, the Ancillary Agreements, does not, and the performance by Purchaser of its obligations under this Agreement, and as applicable, under the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby will not:
(a)    conflict with or result in a violation or breach of any of the terms, conditions or provisions of its Charter Documents;
(b)    assuming all of the consents, approvals, and authorizations disclosed on Section 5.03(b) of the Purchaser Disclosure Letter (the “Purchaser Consents”) have been obtained or given, violate or result in a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Purchaser is a party, except for any such violations or defaults (or rights of termination, cancellation or acceleration) which would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement; and
(c)    assuming all the Purchaser Consents have been obtained or given, (i) conflict with, violate or breach any Law or writ, judgment, order or decree applicable to Purchaser or (ii) require any consent or approval of any Governmental Authority under any applicable Law, except where any such violation or breach or the failure to obtain any such consent or approval would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement.
Section 5.04    Litigation. There are no Claims pending or, to Purchaser’s Knowledge, threatened, or, to Purchaser’s Knowledge, any investigations ongoing or threatened against Purchaser before any Governmental Authority, that would have a material adverse effect on Purchaser’s ability to perform its obligations hereunder. Purchaser is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority that materially restrains, enjoins or prohibits the consummation of the transactions contemplated by this Agreement or would have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.
Section 5.05    Compliance with Laws. Purchaser is not in violation of any Law, except for violations that would not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.
Section 5.06    Brokers. Purchaser does not have any Liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Seller or its Affiliates could become liable or obligated.
Section 5.07    No Registration for Acquisition. Purchaser is acquiring the Interests for its own account without the present intent to sell, transfer or otherwise distribute the same to any other Person in violation of the Securities Act of 1933 (the “1933 Act”). Purchaser acknowledges that the Interests are not registered pursuant to the 1933 Act and that the Interests may not be transferred, except pursuant to an applicable exception under the 1933 Act. Purchaser is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.
Section 5.08    Financial Resources. Purchaser has cash available, and will have sufficient cash available at the Closing, to enable it to purchase the Interests on the terms hereof and otherwise perform its obligations hereunder.
Section 5.09    Opportunity for Independent Investigation. Purchaser is an experienced and knowledgeable investor, owner and operator in the power generation business and is familiar with the integration of the Facilities with its electric system. Purchaser has conducted to its satisfaction its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Companies and the Facilities and acknowledges that Purchaser has been provided access to personnel, properties, premises and records of the Companies and the Facilities for such purpose.
Section 5.10    Reliance on Sellers’ Representations and Warranties. In entering into this Agreement, Purchaser has relied solely upon its own independent review and analysis and the representations, warranties and covenants contained in Article III and Article IV, or in any certificate delivered hereunder by Sellers, and has not been induced by and has not relied upon any representations, warranties or statements, whether oral or written, express or implied, made by any Seller or any of its Representatives, Affiliates or agents that are not expressly set forth in Article III and Article IV of this Agreement or in any certificate delivered hereunder by Sellers, and except as specifically set forth in Article III and Article IV of this Agreement or in any certificate delivered hereunder by Sellers, the Sellers do not make and have not made any representations or warranties of any kind, express or implied, written or oral, as to projections, forecasts or estimates of cash flows, yields or returns. Neither any of the Sellers nor any of the Companies nor any of their respective Representatives, Affiliates or agents shall have any liability or responsibility whatsoever to Purchaser or its Representatives, shareholders, Affiliates or agents on any basis (including, without limitation, in contract or tort, under federal or state securities Laws or otherwise), resulting from the furnishing to Purchaser, or from Purchaser’s use of, any information or documents, provided, however, that the foregoing is not intended to limit any of the Sellers’ representations or warranties set forth in Article III and Article IV of this Agreement or in any certificate delivered hereunder by Sellers.
Section 5.11    Legal Impediments. To the Knowledge of Purchaser, there are no facts relating to Purchaser, any applicable Law or any Contract to which Purchaser is a party that would disqualify Purchaser from obtaining control of the Interests or the Companies or that would prevent, delay or limit the ability of Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby.
ARTICLE VI
COVENANTS
The Parties hereby covenant and agree as follows:
Section 6.01    Access of Purchaser.
(a)    During the Interim Period, Sellers shall cause each Company to provide Purchaser and its Representatives with reasonable access during normal business hours to the Facilities and the officers and management employees of such Company in such a manner so as not to unreasonably interfere with the business or operations of such Company; provided, however, that such Company shall have the right to (i) have a Representative present for any communication with employees or officers of such Company or its contractors, (ii) impose reasonable restrictions and requirements for safety or operational purposes and (iii) upon reasonable request, allow Purchaser reasonable access to the Facilities to permit the Purchaser to install (in a manner that does not impact in any material respect the operations or maintenance of the Facilities prior to Closing) telemetry equipment necessary to allow the Purchaser to schedule after Closing sales of electric energy and ancillary services from the Facilities; provided, further, that neither Purchaser nor its Representatives shall collect or analyze any environmental samples (including building materials, indoor and outdoor air, surface and ground water, and surface and subsurface soils), without the prior written authorization of Sellers. Notwithstanding the foregoing, Sellers and the Companies shall not be required to provide any information or allow any inspection which they reasonably believe they may not provide to Purchaser or allow Purchaser to conduct by reason of applicable Law, which constitutes or allows access to information protected by attorney/client privilege, or which Sellers or the Companies are required to keep confidential or prevent access to by reason of contract, agreement or understanding with third parties so long as the Sellers have notified Purchaser of such confidentiality requirement and used their commercially reasonable efforts to obtain a waiver thereof. Notwithstanding anything to the contrary contained herein, Purchaser shall not be permitted to contact any of the Companies’ vendors, customers or suppliers, or any Governmental Authorities, during the Interim Period regarding any matter relating to the Companies, the Facilities or the transactions contemplated hereby without receiving prior written authorization from Sellers. Following the Closing, Sellers shall be entitled to retain copies of all books and records relating to their ownership and/or operation of the Companies and their businesses.

(b)    Purchaser shall indemnify, defend and hold harmless Sellers and their Representatives from and against all Losses incurred by Sellers, their Representatives or any other Person arising out of the access and installation rights under this Section 6.01, including any Claims by any of Purchaser’s Representatives for any injuries or Losses while present at the Facilities.

Section 6.02    Conduct of Business Pending the Closing.
(a)    During the Interim Period, Sellers shall cause the Companies to operate and maintain the Facilities in the Ordinary Course, consistent with Good Industry Practices. Without limiting the generality of the foregoing, Sellers shall use commercially reasonable efforts to (A) preserve intact the present business organization and reputation of the Companies, (B) maintain the assets and properties of the Companies, including the Facilities, in good working order and condition in all material respects, ordinary wear and tear excepted, (C) maintain the goodwill of key Persons with whom the Companies had significant business relationships, (D) complete the maintenance activities referred to in the definition of “Maintenance Adjustment” consistent with Good Industry Practices and (E) undertake the activities and complete the actions set forth on Part I of Section 6.02(a) of the Disclosure Letter (Required Actions) consistent with Good Industry Practices. Without limiting the foregoing, except as otherwise contemplated by this Agreement or set forth in Part II of Section 6.02(a) of the Disclosure Letter or as consented to by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, during the Interim Period, the Sellers shall not, and shall cause the Companies to not:
(ii)    sell, transfer, convey or otherwise dispose of, or create any Lien (other than a Permitted Lien) on, any material assets of any Company other than (A) the sale of obsolete, damaged or broken equipment, or (B) items not exceeding $1,000,000 individually or $3,000,000 in the aggregate;
(iii)    incur, create, assume or otherwise become liable for any Indebtedness other than such Indebtedness that will be discharged at or prior to the Closing;
(iv)    fail to maintain their limited liability company existence or merge or consolidate with any other Person or acquire all or substantially all of the assets of any other Person;
(v)    issue, sell or redeem any of their equity interests or any rights of any kind with respect thereto;
(vi)    split, combine or reclassify any of their equity interests;
(vii)    liquidate, dissolve, reorganize or otherwise wind up their businesses or operations or effect any recapitalization, reclassification or like change in their capitalization;
(viii)    purchase any securities of any Person, except for short-term investments or cash equivalents made in the Ordinary Course;

(ix)    amend or modify their Charter Documents in any manner;
(x)    acquire any assets, make any capital expenditures, or enter into a commitment with respect thereto, exceeding $2,000,000 individually or $5,000,000 in the aggregate, other than as set forth in Section 6.02(a) of the Disclosure Letter;
(xi)    amend, modify, supplement or terminate, or enter into any waivers with respect to any provisions of, (or suffer or permit any amendment, modification, supplement, termination or waiver of) any Material Contract;
(xii)    enter into any Contract that would be deemed a Material Contract;
(xiii)    engage in any new line of business;
(xiv)    except to the extent required by applicable Law, increase the level of wages, compensation or other benefits of any Facility Employee in any material respect (except for increases in salary or hourly wage rates in the Ordinary Course or the payment of accrued or earned but unpaid bonuses and grants of annual incentive awards), and in the case of benefit plans, as would relate to a substantial number of other similarly situated employees of Sellers and their Affiliates (other than the Companies)), or hire any Facility Employees other than to fill vacancies;
(xv)    waive, pay, discharge, forgive, cancel, settle, compromise, satisfy or otherwise resolve any Claims or Liabilities that (A) individually involve amounts exceeding $2,000,000 (other than payments of trade payable in the Ordinary Course); (B) which would impose any restrictions on the conduct of the Business of any Company or (C) which would result in any Company admitting guilt in any criminal proceeding;
(xvi)    make any material change in their Tax accounting or Tax reporting principles, methods or policies, except as required by applicable Law, make any new, or change any existing, election with respect to Taxes, amend any Tax Return, settle any Tax liability (other than in the Ordinary Course), enter into any agreement with respect to Taxes, or cause any Company to cease to be treated as a disregarded entity for federal and state income tax purposes; or
(xvii)    institute any claim that individually involves $1,000,000 against any counterparty to a Material Contract; unless the Purchaser shall have been provided with reasonable prior notice and the applicable Company or CES would be substantially prejudiced (such as if the claim would be time barred);
(xviii)    permit any Non-Company Affiliate to sell or transfer to any Company any spare parts or other inventory that would constitute Current Assets; or
(xix)    agree or commit to do any of the foregoing.

(b)    Notwithstanding Section 6.02(a) or any other provision herein, such Company may (i) take commercially reasonable actions with respect to emergency situations or to comply with applicable Law and (ii) at or before the Closing, irrevocably transfer out all cash to the Sellers without any adjustment to the Base Purchase Price.
(c)    During the Interim Period, Sellers shall, or shall cause the Companies to, use commercially reasonable efforts to maintain to and including the Closing Date all Insurance Policies in the Ordinary Course.
Section 6.03    Tax Matters.
(a)    Tax Returns
(ii)    Tax Reporting. Purchaser and Sellers shall, for federal income tax purposes (and, to the extent permissible, for state income tax purposes), treat the purchase and sale of the Interests pursuant to this Agreement as the purchase and sale of the assets of such Company, and shall report the purchase and sale on all Tax Returns consistently with such treatment.
(iii)    Seller Tax Returns. Sellers shall cause to be included in the federal income Tax Returns (and to the extent permissible state income Tax Returns) that include the income and activities of such Seller all items of income, gain, loss, deduction and credit or other items of such Company up to the Closing Date and shall be responsible for the timely payment (and entitled to any refund) of all Taxes due with respect to the periods covered by such Tax Returns.
(iv)    Purchaser Tax Returns. Following the Closing, Purchaser shall cause to be timely filed all Tax Returns required to be filed by such Company after the Closing Date, and shall be responsible for the timely payment of all Taxes shown due thereon subject to payment, reimbursement and indemnification by Sellers to the extent provided for herein.
(b)    Cooperation. Purchaser and Sellers shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by either Party, in connection with the filing of Tax Returns pursuant to this Section 6.03 and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to such Tax Returns. Such cooperation shall include the retention and (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Party shall, within fifteen (15) days of receipt, notify the other Party (in writing of the receipt by such Party or any Affiliate (which, in the case of the Purchaser shall include each of the Companies following the Closing Date)), of written notice of any inquires, claims, assessments, audits or similar events with respect to Taxes that may affect the other Party’s rights or obligations with respect to Taxes. Purchaser agrees to retain all original Books and Records related to Taxes or Tax matters until the fourth anniversary of the Closing Date.

(c)    Transfer Taxes. In the event that any Transfer Taxes (but, for the avoidance of doubt, not any Taxes based on or measured by income) are payable in connection with this Agreement or the transactions contemplated hereby, each Party shall pay any such Transfer Taxes imposed on it by Law, but, notwithstanding such requirement at Law, Sellers, on the one hand, and Purchaser, on the other hand, shall economically bear half of the total of all such Transfer Taxes. Accordingly, if Sellers or Purchaser are or is required at Law to pay more than its half of any such Transfer Taxes, Purchaser or Sellers, as applicable, shall promptly (and in any event within five (5) Business Days of receipt of written request) reimburse Sellers or Purchaser, as the case may be for amounts in excess of such half. Each of Sellers and Purchaser shall timely file their own Transfer Tax returns as required by Law and shall notify the other Parties when such filings have been made. Sellers and Purchaser shall cooperate and consult with each other prior to filing any Tax Returns for Transfer Taxes to ensure that all such Tax Returns are filed in a consistent manner.
(d)    Tax Sharing or Similar Agreement. Any Tax sharing or similar agreement between a Company on the one hand and a Seller or an Affiliate of Sellers on the other hand shall terminate as of the Closing Date, and no party thereto shall have any rights or obligations thereunder with respect to any past, current or future Tax period.
(e)    Reimbursement of Certain Taxes. (i) Ad valorem real estate Taxes and ad valorem personal property Taxes of or payable by any Company or with respect to the assets or Business of any such Company, which are due and payable with respect to the year of the Closing shall be prorated between Sellers and Purchaser, with Sellers being responsible on a per diem basis for Taxes paid or accrued in the period prior to the Closing Date. All other Taxes of or payable by any such Company or with respect to the assets or Business of any such Company which are or become due and payable with respect to a year that includes the Closing Date shall be prorated between Sellers and Purchaser based on an interim closing of the books basis. For illustrative purposes, and for the avoidance of doubt, all state and local ad valorem real estate and personal property Taxes for 2014 shall cover the calendar year beginning January 1, 2014 and ending December 31, 2014, and, with respect to each Company or its assets or Business, the Parties shall allocate the Taxes for purposes of this Agreement based upon their respective pre and post-Closing Date ownership periods prior to and from and after the Closing Date during that calendar year with respect to each such Company. Transfer Taxes shall be subject to Section 6.03(c) not this Section 6.03(e).
(ii)    For purposes of this Section 6.03(e), ad valorem real estate and personal property Taxes (A) are treated as due and payable with respect to the year in which such Taxes accrue (determined in the manner described in clause (i) above, being a calendar year period), and (B) include all payments made pursuant to a PILOT Agreement or a FILOT Agreement that are in lieu of such Taxes.
(iii)    Purchaser shall provide Sellers with notice of any Taxes allocated to Sellers pursuant to this Section 6.03(e). Sellers shall pay Purchaser an amount equal to any Taxes allocated to Sellers as provided for in the notice described in the preceding sentence within ten (10) Business Days following Purchaser’s delivery of the required notice; provided that Sellers shall not be required to make such payment to Purchaser prior to the date that is five (5) Business Days prior to the due date for such Taxes (including estimated payments). Purchaser shall promptly pay Sellers an amount equal to any Taxes that are allocated to Purchaser pursuant to this Section 6.03(e) to the extent such Taxes were paid by Sellers or a Company prior to the Closing Date.
(iv)    Any Tax Return filed after the Closing with respect to Taxes of or payable by any Company or with respect to the assets or Business of each Company (other than Tax Returns required to be filed directly by Sellers (or their direct or indirect members or partners) with respect to the taxable year which includes the Closing Date (the “Straddle Period”)) shall be prepared by Purchaser in accordance with past practices of the relevant Company unless otherwise required by Law, and submitted (with copies of any relevant schedules, work papers and other documentation then available) to Sellers for their review and comment not less than twenty (20) days, or in the case of sales Taxes, such shorter period as is practicable, but in no event less than ten (10) days, prior to the due date for the filing of such Tax Return (taking into account any valid extensions). Sellers shall have the option of providing to the Purchaser, at any time at least five (5) days prior to the date such Tax Return is due to be filed (taking into account any valid extensions), written comments to the Straddle Period Tax Return, Purchaser shall consider such comments and the Parties shall use their reasonable efforts to resolve any disputed items. If the Parties cannot come to mutual agreement on any such Tax Return, the matter shall be resolved in accordance with substantially identical procedures as set forth for the resolution of disputes in Section 2.08; provided that if any disputes have not been resolved by the due date for filing a Tax Return giving effect to all available valid extensions, Purchaser shall have the right to file any such Tax Return in a manner determined by the Purchaser, and the Tax Return will be amended if and to the extent necessary to reflect the resolution of any disputed items.
(f)    Refunds. Any Tax refund of the Companies (including any credit in lieu thereof and any interest received in respect thereof) received by Purchaser or the Companies, in each case, that relates to any Tax year ending prior to the year of the Closing or relates to the pre-Closing portion of any Straddle Period Taxes shall be for the account of Sellers (but only to the extent the relevant Taxes were paid by Sellers, or by the Companies prior to the Closing Date), and Purchaser shall pay over to Sellers any such refund or the amount of any such credit within thirty (30) days after receipt or the application of any such refund or credit to reduce a Tax liability of Purchaser, the Companies or any Affiliate thereof, and net of any out-of-pocket cost to Purchaser and its Affiliates (including the Companies) payable to a third party and attributable to the obtaining and receipt of such refund or credit. Notwithstanding anything in this Section 6.03(f) to the contrary, no such refund or credit shall be for the account of Sellers to the extent such amount arises as the result of a carryback of a loss or other Tax benefit from a taxable period (or portion thereof) beginning on or after the Closing Date. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Taxing Authority, Sellers agree promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Taxing Authority, to Purchaser.

Section 6.04    Public Announcements. Except as otherwise required by Law (including rules of any national securities exchange), each of Purchaser and Sellers will, and will cause their Affiliates (as applicable) to, consult with the other regarding the timing and content of any press releases or public statements with respect to this Agreement or the transactions contemplated hereby.
Section 6.05    Expenses and Fees. Except as expressly provided otherwise herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.
Section 6.06    Agreement to Cooperate; Regulatory Approval.
(a)    Subject to the terms and conditions of this Agreement, including Section 6.06(f), and applicable Law, each Party shall use its reasonable commercial efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable to obtain as promptly as reasonably practicable all necessary or appropriate waivers, consents, approvals or authorizations of Governmental Authorities, including without limitation with respect to the FERC and HSR, including a request by Purchaser for an early termination of the waiting period under the HSR, and including obtaining any waivers or taking any other actions with Governmental Authorities that are necessary to permanently release and assign to one or more of the Companies (as designated by Purchaser) the Assigned Contracts, and to satisfy all other conditions required in order to consummate the transactions contemplated by this Agreement (and, in such case, to proceed with the consummation of the transactions contemplated by this Agreement as expeditiously as possible).
(b)    In addition to and without limitation of the foregoing, Purchaser, on the one hand, and each Seller, on the other hand, shall (i) file as soon as practicable, but in no event later than 10 days following the Execution Date, any application, form or report required by FERC (which application, form or report shall be drafted by Purchaser, and Sellers shall have at least 2 Business Days to review and comment on such draft prior to its filing), and (ii) file as soon as practicable, but in no event later than 10 days following the Execution Date, any form or report required by any Governmental Authority relating to antitrust, competition, trade or energy regulation matters. Each of the Parties shall request expedited treatment of any such filings. Purchaser and each Seller shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation and (ii) not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned). Each Party shall (i) promptly notify the other Party of any material written communication to that Party from any Governmental Authority and, subject to applicable Law and execution of an appropriate joint defense arrangement, permit the other Party or its counsel to review in advance any proposed written communication to any of the foregoing, (ii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat, and (iii) subject to applicable Law and execution of an appropriate joint defense arrangement, furnish the other Party with copies of all material correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby.
(c)    Prior to filing any application, form or report required by FERC with respect to the transactions contemplated by this Agreement, prior to the Closing, Purchaser and Sellers, as the case may be, shall provide each other a copy of such proposed filing for their review; provided that the Parties shall cooperate in the preparation of, and have the joint right to approve any such application, form or report that must be submitted jointly by Sellers and Purchaser prior to filing.
(d)    Except as set forth in Section 6.06(d) of the Disclosure Letter, during the Interim Period, except as may be agreed in writing by the other Parties or as may be expressly permitted pursuant to this Agreement, Purchaser shall not and shall cause LS Power Equity Partners III LP, and Sellers shall not and shall cause their Subsidiaries, to not, and to not permit any of their respective Subsidiaries to, acquire, develop or construct any electric generation or transmission facility, enter into any Contract with respect to any electric generation or transmission facility, or otherwise obtain control over any electric generation or transmission facility, or make any regulatory filing seeking to do any of the foregoing, in each case in the applicable region in which the Facilities are located, and in each case which could reasonably be expected to impact the ability of the Parties to secure all required government approvals to consummate the transactions hereunder, or take any action with any Governmental Authority relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which could reasonably be expected to delay or prevent the consummation of the transactions contemplated hereby or result in the failure to satisfy any condition to consummation of the transactions contemplated hereby.
(e)    Purchaser shall bear 100% of all HSR filing fees, costs and expenses. Purchaser shall bear 50% of, and Sellers shall bear 50% of the costs and expenses in connection with obtaining all governmental approvals necessary to consummate the transactions contemplated by this Agreement, including filing fees associated with any filings made pursuant to this Section 6.06 (excluding the HSR fees, costs and expenses).
(f)    Notwithstanding the foregoing, nothing in this Section 6.06 shall require, or be construed to require, either Party or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of such Party or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which could reasonably be expected to materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of any of the material terms and conditions of this Agreement.
(g)    Promptly and in any case within two Business Days following the Closing, Purchaser and Sellers shall take such actions as are necessary to remove each Facility from the generator owner and generator operator registrations of Sellers or their Affiliates and register each

Company or other appropriate entity designated by Purchaser as generator owner and generator operator, as applicable.
Section 6.07    Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at any Party’s request and without further consideration, the other Parties shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions and execute and deliver such other documents as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.
Section 6.08    Post-Closing Access to Information. (a) After the Closing Date, each Seller and Purchaser shall grant each other (or their respective designees), and Purchaser shall cause each Company to grant to each Seller (or its designees), access at reasonable times to the information, books and records relating to the Companies and the Facilities in its possession, and shall afford such Party the right (at such party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary for a proper business purpose, provided that with respect to any Claim under this Agreement disclosure shall be governed by applicable rules of evidence. Further, after the Closing Date, Purchaser shall cause each Company to grant to each Seller (or its designees) the access and right to take extracts and make copies described in the preceding sentence for such other purposes as such Seller may reasonably request.
(b) Sellers shall make available, at its offices or by telephone, to the extent within their possession books and records relating to the Companies and knowledgeable personnel for consultation (to the extent in Sellers’ employment) as reasonably requested by Purchaser and the Purchaser’s independent auditors for a period not to exceed eighteen (18) months after the Closing in order to support the preparation of Purchaser’s financial statements including footnotes and other related disclosures all during normal business hours and at Purchaser’s sole cost and expense.
Section 6.09    Employee and Benefit Matters.
(a)    Within thirty (30) days after the Execution Date, Purchaser shall, or shall cause its Affiliates or designee to, make offers of employment (conditioned on the Closing) to all of the Facility Employees actively at work or who are on a previously scheduled and approved paid time-off or other paid or unpaid leave of absence (other than a leave pursuant to which an individual is eligible to receive disability benefits unless such individual ceases to be eligible to receive such benefits prior to the eighteen (18) month anniversary of the Closing Date and is capable of returning to work to perform the essential functions of the job, with or without reasonable accommodation, in which event Purchaser shall offer or shall cause its Affiliate or designee to offer, employment to such individual), and such offers shall include terms and provisions that are consistent with the provisions of this Section 6.09 (except as provided in Section 6.09(a)-I of the Disclosure Letter), and such offers shall include terms and provisions that are consistent with the provisions of this Section 6.09. For not less than twelve (12) months following the Closing Date, Purchaser shall, or shall cause its Affiliates or designee to, provide to each Continued Employee (as defined below): (A) a position with job responsibilities that are substantially comparable to the job responsibilities of such Continued Employee immediately prior to the Closing Date, (B) a salary or wage level and bonus opportunity substantially comparable to the salary or wage level and bonus opportunity provided to such Continued Employee immediately prior to the Closing Date, (C) severance benefits and paid time off benefits that, respectively, are substantially comparable to the severance and paid time off benefits provided to such Continued Employee immediately prior to the Closing Date, and (D) other employee benefits such that, the aggregate of the benefits offered as provided in (A), (B), (C) and (D) together, are substantially comparable to those provided to such Continued Employee immediately prior to the Closing Date (excluding equity and equity-based benefits and any change in control benefits). Within forty-five (45) days after the Execution Date, Purchaser shall notify Sellers as to each Facility Employee who has accepted employment with Purchaser or any of its Affiliates or its designee (each such Facility Employee a “Continued Employee”), which acceptance may be conditioned upon the occurrence of the Closing, and each Facility Employee who has rejected Purchaser’s or its applicable Affiliate’s or its designee offer of employment. Purchaser shall indemnify and hold harmless Sellers, their respective Affiliates and their respective Representatives with respect to all claims and liabilities relating to or arising out of Purchaser’s employment offer process described in this Section 6.09 (including any claim of discrimination or other illegality in such selection and offer process). The employment with Purchaser or an Affiliate or designee of Purchaser of each Facility Employee who accepts such offer of employment shall be effective as of the Closing so that there is no period of unemployment or loss of wages or benefits whatsoever for any Continued Employee as a result of the transactions contemplated by this Agreement. Nothing in the foregoing shall affect (i) the right of any Seller or its Affiliates to terminate the employment of a Facility Employee for any reason at any time or (ii) the right of Purchaser or its Affiliate or designee to terminate the employment of a Continued Employee at any time.
(b)    Purchaser agrees that, for a period of one (1) year after the Execution Date, neither it nor any of its Affiliates will, directly or indirectly, in any manner whatsoever, solicit for hire or employment any officer or employee of Sellers or any of their respective Affiliates whom (i) Purchaser or its Affiliates learned of in connection with the acquisition contemplated hereby and (ii) is not a Facility Employee; provided, however, that this sentence shall not prohibit Purchaser or any of its Affiliates from soliciting, offering employment to or employing persons (A) who contact Purchaser or its Affiliates regarding potential employment, on their own initiative without any direct or indirect encouragement or solicitation by Purchaser or its Affiliates, (B) who respond to a general solicitation or advertisement that consists of advertising in a newspaper or periodical of general circulation or through the Internet (and nothing shall prohibit the making of any such solicitation or advertisement), (C) who are referred to Purchaser or any of its Affiliates by search firms, employment agencies or other similar entities, provided that such entities have not been specifically instructed by Purchaser or any of its Affiliates to solicit such specific employees or (D) whose employment with Sellers or any of their respective Affiliates has been terminated by Sellers or Sellers’ Affiliates.
(c)    Following the Closing Date, (1) Purchaser shall ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any Continued Employees or their dependents or beneficiaries under any welfare benefit plans in which such employees may be eligible to participate, and (2) Purchaser shall provide or cause to be provided that any costs or expenses incurred by any Continued Employees (and their dependents or beneficiaries) up to and including the Closing Date shall be taken into account for purposes of satisfying applicable deducible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans. Without limiting the foregoing, Purchaser shall cause each Continued Employee and his or her eligible dependents (including all such Continued Employee’s dependents covered immediately prior to the Closing by a group health plan maintained by Sellers or their Affiliates or designee) to be covered under a group health plan maintained by Purchaser or an Affiliate or designee of Purchaser that (i) provides medical and dental benefits coverages to the Continued Employee and such eligible dependents effective immediately upon the Closing with no waiting period or exclusion or limitation with respect to pre-existing conditions and (ii) credits such Continued Employee, for the year during which such coverage under such group health plan begins, with any deductibles and co-payments already incurred during such year under a group health plan maintained by the Sellers or their Affiliates. From and after the Closing Date, Purchaser shall (and shall cause each of its employee benefit and compensation plans, programs or policies in which such Continued Employee is eligible to participate, to) recognize or cause its designee to recognize each Continued Employee’s years of service with the Sellers and their respective Affiliates, and their respective predecessors, for purposes of eligibility to participate, vesting and benefit accrual (other than for benefit accrual purposes under any defined benefit pension plan or to the extent resulting in any duplication of benefits), including paid vacation, paid time off and severance benefits.
(d)    Claims of Continued Employees and their eligible beneficiaries and dependents for medical, dental, prescription drug, life insurance or other welfare benefits (“Welfare Benefits”) (other than disability benefits) that are incurred before the Closing Date shall be the sole responsibility of the Benefit Plans. Claims of Continued Employees and their eligible beneficiaries and dependents for Welfare Benefits (other than disability benefits) that are incurred on and after the Closing Date shall be the sole responsibility of Purchaser and its Affiliates or designee. For purposes of this Section 6.09(d), a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began. Claims of individuals receiving long-term disability benefits under a Benefit Plan as of the Closing Date shall be the sole responsibility of such Benefit Plan. Except as provided in the preceding sentence, claims of Continued Employees and their eligible beneficiaries and dependents for short-term or long-term disability benefits from and after the Closing Date shall be the sole responsibility of Purchaser and its Affiliates or designee.
(e)    Each Continued Employee who is a participant in the Calpine Corporation Retirement Savings Plan (the “Seller Savings Plan”) shall cease to be an active participant under such plan effective as of the Closing Date. Effective as of the Closing Date, Purchaser shall have in effect or cause an Affiliate or designee to have in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code with terms and conditions no less favorable than the Seller Savings Plan (the “Purchaser Savings Plan”). Purchaser shall permit each Continued Employee who participates in the Seller Savings Plan to elect to make a direct rollover of such employee’s account balance under the Seller Savings Plan to an account under the Purchaser Savings Plan, including the direct rollover of any outstanding loan balances such that such employee will continue to make payments under the terms of such loans under the Purchaser Savings Plan, subject to compliance with applicable Law.
(f)    Claims for workers’ compensation benefits arising out of occurrences on or prior to the Closing Date shall be the responsibility of the Sellers and their Affiliates. Claims for workers’ compensation benefits for Continued Employees arising out of occurrences after the Closing Date shall be the responsibility of Purchaser and its Affiliates or its designee.
(g)    To the extent that any obligations or liabilities under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq., the regulations and rules thereunder, or under any similar provision of any federal, state, foreign or local law, rule or regulation (collectively, “WARN”) arise with respect to any loss of employment by a Facility Employee in connection with or as a result of the transactions contemplated by this Agreement, whether before, on or after the Closing, Purchaser shall be solely responsible for such WARN obligations and liabilities. During the first ninety (90) days following the Closing, neither Purchaser nor its Affiliates nor the Companies shall engage in any mass layoffs, plant closings or relocations that would trigger WARN.
(h)    Purchaser or its designee shall be solely responsible for offering and providing COBRA continuation coverage and any coverage required under any similar applicable state Law, to any Facility Employee who becomes a Continued Employee (and his or her qualified beneficiaries) and incurs a qualifying event under Purchaser’s or its Affiliates’ or designee’s group health plan on or after the Closing Date.
(i)    Nothing in this Section 6.09 or elsewhere in this Agreement is (i) intended to confer upon any Continued Employee or other Facility Employee any rights of any kind whatsoever under or by reason of this Agreement, including, without limitation, any rights to or of employment for a specified period or any other form of employment security, or (ii) to be treated or construed as an amendment, waiver or creation of any Benefit Plan.
(j)    Sellers shall, or cause their Affiliates to, make a prorated annual bonus payment to each Facility Employee who remains employed through the Closing Date, the amount (if any) of which shall equal the product of the applicable Facility Employee’s annual bonus amount (as described in the next sentence) for the applicable calendar year multiplied by a fraction, the numerator of which is the number of days in the calendar year during which the Closing Date occurs that elapse prior to the Closing Date, and the denominator of which is 365. Sellers may determine the annual bonus amount using any good faith methodology, including, without limitation, by basing such amount upon target bonus or upon actual performance. Such prorated bonuses shall be paid no later than Sellers’ next regular payroll following the Closing Date.

Section 6.10    Resignation of Members, Managers, Officers and Directors. At the Closing, the Sellers shall cause the resignation of all officers and directors or similar persons on any board or operating, management or other committee established under the Companies’ Charter Documents.
Section 6.11    Use of Certain Names. Within fifteen (15) days following the Closing, Purchaser shall cause such Company to cease using the word “Calpine” and any word or expression similar thereto or constituting an abbreviation or extension thereof (the “Sellers’ Marks”), including eliminating the Sellers’ Marks from all assets of the Companies and the disposing of any unused stationery and literature of the Companies, and thereafter, Purchaser shall not, and shall cause the Companies and the Facilities not to, use the Sellers’ Marks or any logos, trademarks, trade names, patents or other Intellectual Property rights belonging to Sellers or any of their Affiliates, or which Sellers or any of their Affiliates have the right to use, and Purchaser acknowledges that it, its Affiliates, the Companies and the Facilities have no rights whatsoever to use such Intellectual Property.
Section 6.12    Support Obligations.
(a)    Purchaser shall use commercially reasonable efforts to replace and effect the release of, effective as of the Closing, the non-cash credit support obligations provided with respect to the Companies and the Facilities listed on Section 6.12 of the Disclosure Letter (the “Non-Cash Credit Support Obligations”), including by:
(i)    furnishing a letter of credit to replace each existing letter of credit that is a Non-Cash Credit Support Obligation containing terms and conditions that are substantially similar to the terms and conditions of such existing letter of credit, or otherwise reasonably acceptable to Purchaser, and from an Acceptable LOC Bank; and
(ii)    with respect to the Non-Cash Credit Support Obligations consisting of guarantees on Section 6.12 of the Disclosure Letter, offering to provide a letter of credit from an Acceptable LOC Bank in replacement of such guarantee in an amount up to the maximum amount set forth under “Subject Amount” next to such guarantee on Section 6.12 of the Disclosure Letter.
(b)    If Purchaser is not successful, following the use of commercially reasonable efforts, in obtaining the release of a Non-Company Affiliate from any Non-Cash Credit Support Obligations prior to the Closing (each such Non-Cash Credit Support Obligation, until such time as such Non-Cash Credit Support Obligation is released in accordance with Section 6.12(b)(i), a “Continuing Support Obligation”) then, from and after the Closing:
(i)    Purchaser shall continue to use its commercially reasonable efforts to obtain the release of the applicable Non-Company Affiliate from such Continuing Support Obligation;

(ii)    Purchaser shall deliver to Calpine at the Closing, and maintain at all times until the release of such Continuing Support Obligation in accordance with Section 6.12(b)(i), a letter of credit reasonably satisfactory to Calpine from an Acceptable LOC Bank in an amount equal to the maximum amount set forth under “Subject Amount” next to such Continuing Support Obligation on Section 6.12 of the Disclosure Letter, which letter of credit shall terminate when such Continuing Support Obligation is released or expires by its terms;
(iii) during the period that Calpine has any Continuing Support Obligations outstanding in the form of letters of credit following the thirtieth (30th) day after Closing, Purchaser, commencing from and after such thirtieth (30th) day, shall pay Calpine a credit support fee equal to 2.5% per annum on the aggregate “Subject Amount” outstanding with respect to such letters of credit which shall be payable on a monthly basis within ten (10) days of receipt of an invoice from Calpine;
(iv) for any Continuing Support Obligations which constitute guarantees, Purchaser shall indemnify and hold Calpine harmless from any Losses incurred under such guarantees after Closing; and
(v) Purchaser shall not amend, modify, renew or extend any of the underlying Contracts with respect to (or requiring) such Continuing Support Obligations in any manner that increases or extends Calpine’s or any of its Affiliates’ exposure thereunder; and in addition, Sellers shall have no obligation to amend, modify or extend any letter of credit which remains in place after Closing (and may cause the termination of any “evergreen” letters of credit prior to the automatic renewal thereof but not sooner than the first anniversary of the Closing).
(c)    All cash credit support obligations provided by Sellers or any of their Affiliates with respect to the Companies, the Facilities or the operation thereof, shall be included in the calculation of the Net Working Capital. Sellers shall not, nor shall they permit their Affiliates to, encourage or cause any beneficiary of any credit support consisting of a guarantee or letter of credit listed on Section 4.16 of the Disclosure Letter to make demand under or draw under such guarantee or letter of credit.
(d)    Assuming compliance by Purchaser with this Section 6.12, Sellers shall and shall cause their Affiliates to maintain any Continuing Support Obligation which is a guaranty and no Seller shall, nor shall any Seller permit any Affiliate to, terminate any Continuing Support Obligation which is a guaranty after the Closing Date until the Contract relating to such Continuing Support Obligation expires by its terms or by consent of the applicable parties thereto until the Continuing Support Obligation is replaced pursuant to this Section 6.12.
Section 6.13    Termination of Affiliate Contracts. Notwithstanding anything in this Agreement to the contrary, during the Interim Period, Sellers shall take such actions as may be necessary to terminate or sever (with appropriate mutual releases) as to the Companies or the Facilities on the one hand, and Sellers and their Affiliates on the other hand, as of the Closing, any services provided to the Companies by Sellers or their Affiliates, including operating and maintenance services, Tax services, legal services and banking services (to include the severance of any centralized clearance accounts).
Section 6.14    Insurance. Purchaser shall be solely responsible for providing insurance to the Companies and the business of the Facilities as of the Closing. Purchaser acknowledges that no insurance coverage or policy maintained for the Companies or the Facilities will extend beyond the Closing for the benefit of Purchaser or the Companies.
Section 6.15    Casualty; Risk of Loss. If during the Interim Period the property or assets of any of the Companies are damaged or suffer any other casualty (each such event, an “Event of Loss”), or are taken by a Governmental Authority by exercise of the power of eminent domain (each, a “Taking”), then the following provisions of this Section 6.15 shall apply:
(a)    Following the occurrence of (i) any one or more Events of Loss, if the aggregate costs to restore, repair or replace the property or assets of the Companies subject to such Event of Loss to a condition reasonably comparable to their prior condition plus the amount of lost profits associated with such Event of Loss, such amount pursuant to this clause (i) to be determined by agreement between the Parties, and failing such agreement, by an independent third party appraiser mutually selected by the Parties (collectively, “Restoration Costs”) and/or (ii) any one or more Takings, if the value of the property subject to such Taking plus any lost profits associated with such Taking, less any condemnation award received by Purchaser (provided that any such condemnation award is made available to Purchaser), such amount pursuant to this clause (ii) to be determined by agreement between the Parties, and failing such agreement, by an independent third party appraiser mutually selected by the Parties (collectively, the “Condemnation Value”), is, in the aggregate, less than or equal to $10,000,000, there shall be no effect on the transactions contemplated hereby, and Purchaser shall be entitled to all insurance proceeds or condemnation proceeds applicable thereto (net of amounts expended by Sellers in connection with any repair, replacement or restoration work).
(b)    Subject to the termination right of Purchaser and Sellers set forth in clause (e) below, upon the occurrence of any one or more Events of Loss and/or Takings involving aggregate Restoration Costs and Condemnation Value in excess of $10,000,000 (a “Major Loss”):
(i)    Sellers shall have, in the case of a Major Loss relating solely to one or more Events of Loss with respect to any Facility other than a Subject Facility, the option, exercised by notice to Purchaser, to restore, repair or replace the damaged assets or properties prior to the Closing to a condition reasonably comparable to their prior condition. If Sellers elect to so restore, repair or replace the assets or properties relating to a Major Loss, which election shall be made by notice to Purchaser prior to the Closing Date and as soon as practicable following the occurrence of such Major Loss, Sellers will use commercially reasonable efforts to complete or cause to be completed the repair, replacement or restoration of the damaged assets or property prior to the Closing. If Sellers elect not to cause the restoration, repair or replacement of the property or assets affected by such Major Loss, or such Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, the provisions of Section 6.15(c)(i) will apply.
(ii)    Sellers shall, in the case of a Major Loss relating solely to one or more Events of Loss or Takings with respect to any Subject Facility (unless such Major Loss is (A) the result in whole or in part of one or more Takings for which restoration or replacement is impossible or (B) otherwise not capable of being restored, repaired or replaced, in each case as mutually agreed the Parties, and failing such agreement, by an independent third party expert mutually selected by the Parties, in which case Section 6.15(c)(ii) shall apply), use commercially reasonable efforts to restore, repair or replace the damaged or Taken assets or properties prior to the applicable Closing to a condition reasonably comparable to their prior condition. Sellers will use commercially reasonable efforts to complete or cause to be completed the repair, replacement or restoration of the damaged assets or property prior to the Closing and if requested by Seller, the Closing Date shall be postponed for the amount of time reasonably necessary to complete such restoration, repair or replacement of such property or assets not to exceed ninety (90) days or as otherwise reasonably agreed among Purchaser and Sellers (including, if necessary, the extension of the date contemplated by Section 8.01(b)(i) to allow for the restoration, repair or replacement of such assets or properties).
(c)    Subject to the termination right of Purchaser and Sellers set forth in clause (e) below:
(i)    with respect to any Events of Loss or Takings with respect to a Facility that is not a Subject Facility, in the event that Sellers elect not to cause the restoration, repair or replacement of a Major Loss, or in the event that Sellers, having elected to cause repair, replacement or restoration of the Major Loss, fail to cause its completion prior to Closing, or in the event that a Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, then the Parties shall, within thirty (30) days following Sellers’ election not to cause the restoration, repair or replacement, failure to complete, or the occurrence of such Major Loss, as the case may be, adjust the Base Purchase Price by the aggregate Restoration Cost and Condemnation Value related thereto, less the verified amounts expended by Sellers for any repair, replacement or restoration work actually completed by Sellers on the assets or properties being sold to Purchaser and less lost profits relating to the pre-Closing period that were included in the calculation of Restoration Cost and Condemnation Value, and proceed to the Closing in which case Sellers shall be entitled to the proceeds of any insurance or condemnation payments received in connection with such Major Loss (and, if paid to Purchaser or the Companies, such proceeds shall be promptly remitted to Sellers).
(ii)    with respect to any Events of Loss or Takings with respect to a Subject Facility, if (x) Sellers fail to cause the completion of repairs and restoration within the period of time allowed or otherwise agreed upon by the Parties pursuant to Section

6.15(b)(ii) or (y) in the event that a Major Loss is the result in whole or in part of one or more Takings for which restoration or replacement is impossible or is otherwise not capable of being restored, repaired or replaced (as determined pursuant to Section 6.15(b)(ii)), then either Party may, at its election, within 30 days following Sellers’ failure to complete or the occurrence of such Major Loss described in clause (y) above, as the case may be, terminate this Agreement.
(d)    To assist Purchaser in its evaluation of any and all Events of Loss or Takings, Sellers shall provide Purchaser such access to the properties and assets and such information as Purchaser may reasonably request in connection therewith.
(e)    In the event that the aggregate Restoration Costs and Condemnation Value with respect to one or more Events of Loss and/or Takings equals an amount in excess of 10% of the Base Purchase Price, then either Purchaser or Sellers shall have the right to terminate this Agreement.
Section 6.16    No Solicitation; Employees. From and after the Closing Date, Sellers shall not, and shall cause their respective Affiliates not to, for a period of one (1) year after the Closing Date, solicit for employment or hire any Continued Employee; provided that the foregoing shall not prohibit Sellers or any of their respective Affiliates from soliciting, offering employment to or employing persons (A) who contact Sellers or their respective Affiliates regarding potential employment, on their own initiative without any direct or indirect encouragement or solicitation by Sellers or their respective Affiliates, (B) who respond to a general solicitation or advertisement that consists of advertising in a newspaper or periodical of general circulation or through the Internet (and nothing shall prohibit the making of any such solicitation or advertisement), (C) who are referred to Sellers or any of their respective Affiliates by search firms, employment agencies or other similar entities, provided that such entities have not been specifically instructed by Sellers or any of their respective Affiliates to solicit such specific Facility Employees or (D) whose employment with Purchaser or any of Purchaser’s Affiliates has been terminated by Purchaser or Purchaser’s Affiliates.
Section 6.17    Reporting. (a) Sellers agree to provide the Purchaser within forty (40) days after the end of each calendar quarter prior to the Closing and within forty (40) days after the Closing Date, respectively, unaudited balance sheets and trial balances of each of the Companies for each calendar quarter subsequent to March 31, 2014 (and prior to the applicable Closing Date) and as of the applicable Closing Date, each prepared in accordance with GAAP (with the exception of the absence of footnotes).
(b)     Prior to the Closing, Sellers agree to provide the Purchaser by the tenth (10th) day of each calendar month an updated calculation with respect to the information described in Section 4.17 of the Disclosure Letter for the period ending the immediately preceding calendar month.
Section 6.18    Transition Services.

(a)    Sellers shall provide or cause to be provided to the Companies or Purchaser for the thirty (30)-day period immediately following the Closing Date transition services that are described on Section 6.18 of the Disclosure Letter which are requested in writing (providing reasonable detail) from Purchaser to Sellers not later than fifteen (15) Business Days before the Closing Date, except that Sellers shall have no obligation to provide any such services that were provided by any Continued Employee (the services referred to in this sentence being the “Transition Services”).  Sellers shall, and shall cause their Affiliates to, perform any Transition Services provided hereunder in substantially the same quality and manner as the same or comparable services were provided by Sellers or their Affiliates to the Companies during the three (3)-month period preceding the Closing, all during normal business hours and without interfering with the responsibilities of any applicable employee to his or her employees; provided, however, that notwithstanding anything to the contrary in this Agreement (A) none of Sellers or any of their Affiliates shall have any liability to Purchaser or its Affiliates for any acts or omissions of Sellers or their Affiliates in connection with this Section 6.18 and the Transition Services; (B) Purchaser shall indemnify and hold harmless Sellers and their Affiliates from and against any and all Losses relating to the Transition Services except to the extent such Losses were caused by the gross negligence or willful misconduct of Sellers or their Affiliates; (C) Sellers shall not be obligated to retain any employees to provide the Transition Services; and (D) the exclusive remedy of Purchaser and its Affiliates against Sellers or their Affiliates for breach of this Section 6.18 or otherwise relating to the Transition Services shall be limited to termination (effective upon ten (10) days prior written notice) of the affected Transition Service and, in the case of Sellers’ or their Affiliates’ gross negligence or willful misconduct, monetary damages (but in no event exceeding the amount paid to Sellers for such Transition Services under Section 6.18(b)).
(b)    Purchaser, upon not less than ten (10) days written notice to Sellers, at any time and from time to time may, as of the date set forth in such notice (which may not precede the end of such ten (10)-day period without Sellers’ approval), reduce or terminate its right to receive (and Sellers’ associated obligations to provide or cause the provision of) any or all of the applicable Transition Services.  Purchaser shall reimburse Sellers for the reasonable hourly salary and benefit costs and out-of-pocket expenses actually incurred by or on behalf of Sellers or their Affiliates attributable to the provision of the Transition Services (such costs and expenses, the “Direct Costs”).  No later than the fifteenth (15th) Business Day after the end of each calendar month during which Sellers or their Affiliates provided Transition Services, beginning with the calendar month immediately following the Closing, Sellers shall submit an invoice to Purchaser for the Direct Costs incurred during such calendar month.  If the Closing occurs on a day other than the last day of a month, the invoice for the first month shall be only for those Transition Services provided from such date until the end of the month in which the Closing took place.  Purchaser shall pay or cause to be paid each such invoice it receives within fifteen (15) days after its receipt.
(c)    Purchaser may request, and Sellers shall continue to provide, Transition Services for two additional thirty (30) day periods under the terms of this Section 6.18, such request to be made at least ten (10) days before the then applicable Transition Services termination date.

Section 6.19    Parts Sharing.    The parts which are to be the subject of the Parts Sharing Agreement shall be delivered to the applicable facility pursuant to and as set forth in Section 6.19 of the Disclosure Schedule. The Parties shall consider in good faith changes to the form of Parts Sharing Agreement proposed after the date hereof.
Section 6.20    Survey Matters. Purchaser may but shall not be obligated to order ALTA surveys for the Owned Real Property, Leased Real Property or the Entitled Real Property. If Purchaser elects to order such surveys, it shall do so within five days of the date hereof and cause such surveys to be completed as expeditiously as possible. A copy of each such survey shall be furnished to Sellers within two Business Days of it being obtained by Purchaser. If any such survey shows a title matter set forth on Section 6.20 of the Seller Disclosure Schedules which could reasonably be expected to materially adversely impact the applicable Facility or the Business thereof (“Survey Objection”), Purchaser may, within three Business Days of receipt of such survey, notify Sellers. Prior to Closing, Sellers shall be obligated to use commercially reasonable efforts to remove or cure such Survey Objection, up to an amount not exceeding $5 million for all Survey Exceptions, and then, following such expenditure by Sellers, Purchaser shall be obligated to use commercially reasonable efforts to remove or cure such Survey Objection, up to an amount not exceeding the next $5 million. Each Party may, but shall not be obligated, to spend amounts in excess of such thresholds to remove or cure any such Survey Objection. Purchaser agrees that except as provided in this Section 6.20, Sellers shall have no liability or obligation with respect to any Survey Objection. In the event that Purchaser does not notify Sellers of any Survey Objection within the three business days of receipt of a survey, all matters shown on such survey with respect to the Survey Objection shall be deemed Permitted Liens hereunder.
ARTICLE VII
CONDITIONS TO THE CLOSING
Section 7.01    Conditions to the Obligations of Each Party. The obligations of the Parties to proceed with the Closing are subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party:
(a)    no judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction, shall be in effect which has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement (each Party agreeing to use its reasonable commercial efforts, including appeals to higher courts, to have any judgment, injunction, order or decree lifted);
(b)    the Parties shall have obtained an order from FERC, authorizing the purchase and sale of the Interests pursuant to Section 203 of the Federal Power Act;
(c)    all required waiting periods applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have expired or been terminated;

(d)    evidence of the assignment of, and, where applicable, acceptance of the assignment by the counterparties to, the Assigned Contracts shall have been received in form and substance reasonably satisfactory to Seller and Purchaser; and
(e)    the Seller Consents noted with an asterisk (*) on Section 3.03(b) of the Disclosure Letter shall have been obtained.
Section 7.02    Conditions to the Obligations of Purchaser. The obligation of Purchaser to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by Purchaser:
(a)    the Sellers shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Closing Date;
(b)    the representations and warranties of the Sellers contained in Article III and Article IV of this Agreement (other than the Fundamental Representations of the Sellers contained therein) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for failures to be true and correct that would result in a Material Adverse Effect; and the Fundamental Representations made by the Sellers, shall be true and correct in all respects as of the Closing Date (except to the extent such Fundamental Representations expressly relate to an earlier date, in which case as of such earlier date);
(c)    Purchaser shall have received a certificate signed on behalf of the applicable Seller indicating that the conditions provided in Section 7.02(a) and Section 7.02(b) have been satisfied;
(d)    from the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect;
(e)    all officers and directors or similar persons on any board or operating, management or other committee established under such Company’s Charter Documents shall have resigned pursuant to Section 6.10;
(f)    Purchaser shall have received the deliveries to be made by the applicable Seller under Section 2.04;
(g)    the additional conditions to Closing set forth in Section 7.02(g) of the Disclosure Letter shall have been satisfied;
(h)    the Purchaser Consents noted with an asterisk (*) on Section 5.03(b) of the Purchaser Disclosure Letter shall have been obtained; and
(i)    All Survey Objections shall have been removed or cured before Closing.
Section 7.03    Conditions to the Obligations of Sellers. The obligation of each Seller to proceed with the Closing is subject to the satisfaction on or prior to Closing Date of the following further conditions, any one or more of which may be waived, in whole or in part, by such Seller:

(a)    Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;
(b)    the representations and warranties of Purchaser contained in Article V of this Agreement (other than the Fundamental Representations of Purchaser made therein) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date in which case as of such earlier date), except for failures of the representations and warranties to be true and correct which do not have a material adverse effect on Purchaser’s ability to perform its obligations hereunder; and the Fundamental Representations made by Purchaser shall be true and correct in all respects as of the Closing Date (except to the extent such Fundamental Representations expressly relate to an earlier date, in which case as of such earlier date);
(c)    the Sellers shall have received a certificate signed on behalf of Purchaser indicating that the conditions provided in Section 7.03(a) and Section 7.03(b) have been satisfied;
(d)    the Sellers shall have received the deliveries to be made by Purchaser under Section 2.05; and
(e)    Purchaser shall have complied with its obligations under Section 6.12 with respect to the Non-Cash Credit Support Obligations.
ARTICLE VIII
TERMINATION
Section 8.01    Termination. This Agreement may be terminated and the consummation of the transactions contemplated hereby may be abandoned at any time prior to the Closing of the sale of the Interests in all of the Companies:
(a)    by mutual written consent of Purchaser and Sellers;
(b)    by either Purchaser or Sellers:
(ii)    if the Closing has not occurred on or before one hundred eighty (180) days after the Execution Date (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Termination Date; or
(iii)    if any Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order, decree, ruling or other action is or shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable commercial efforts to prevent the entry of and to remove such order, decree, ruling or final action;
(c)    by Purchaser, if there has been a breach by any Seller of any representation, warranty, covenant or agreement contained in this Agreement, which would result in a failure of a condition set forth in Section 7.02, and such breach is not capable of being cured by the Termination Date, has not been cured within thirty (30) days after Purchaser notifies Sellers of such breach or if at any time after such notification Sellers fail to endeavor in good faith, and proceed diligently, to cure such breach; and
(d)    by Sellers, if there has been a breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 7.03, and (other than a breach of Purchaser’s obligation to make any payment set forth in and in accordance with Section 2.05(a) which shall not have any cure period), such breach is not capable of being cured by the Termination Date, has not been cured within thirty (30) days after Sellers notify Purchaser of such breach or if at any time after such notification Purchaser fails to endeavor in good faith, and proceed diligently, to cure such breach.
(e)    Pursuant to Section 6.15(c)(ii) or (e);
The Party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other Party.
Section 8.02    Effect of Termination. In the event of termination of this Agreement by any Seller or by Purchaser prior to the Closing pursuant to the provisions of Section 8.01, there shall be no Liability on the part of Purchaser or Sellers or their respective officers, managers or directors, and Sellers and their Affiliates shall be free immediately to enjoy all the rights of ownership of the Interests and to sell, transfer, encumber or otherwise dispose of any such Interests (and/or direct or indirect interests in the Facilities) to any Person without any restriction under this Agreement, provided that, notwithstanding the foregoing, the Confidentiality Agreements, Section 6.01(b) (Access of Purchaser), Section 6.05 (Expenses and Fees), this Section 8.02 (Effect of Termination), Section 8.03 (Termination Fees), Section 8.04 (Return of Documentation), Section 9.03 (Waiver of Other Representations) and Article X (Miscellaneous) shall survive the termination hereof); and provided, further, that, subject to Section 8.03, each Party shall continue to be liable for any knowing and intentional breach by such Party prior to the termination of this Agreement of any representation, warranty, covenant or agreement of such Party under this Agreement.
Section 8.03    Termination Fees. If this Agreement is terminated by Sellers pursuant to Section 8.01(d) (including as a result of a breach of Purchaser’s obligation to make any payment set forth in and in accordance with Section 2.05(a)), as Sellers’ sole and exclusive remedy in lieu of all other Claims and remedies that might otherwise be available to Sellers with respect thereto, Purchaser shall pay to Sellers, by wire transfer of immediately available funds within two (2) Business Days following the date of termination, an amount equal to seven percent (7.0%) of the Base Purchase Price (the “Purchaser Termination Fee”). Upon Sellers’ termination of this

Agreement pursuant to Section 8.01(d) and the payment by Purchaser of the Purchaser Termination Fee in accordance with the terms of this Section 8.03, neither Purchaser nor its Affiliates nor Sellers and their respective Affiliates, as applicable, shall have any further right or Liability arising out of or relating to this Agreement or the transactions contemplated hereby, except for any obligations of Purchaser or its Affiliates, and of Sellers and their respective Affiliates, as applicable, under the Confidentiality Agreements, Section 6.05 (Expenses and Fees), Section 8.04 (Return of Documentation) and Article X (Miscellaneous). The Parties agree that (i) damages suffered by Sellers and the Companies in the event Sellers terminate this Agreement pursuant to Section 8.01(d) are incapable or very difficult to accurately estimate and (ii) the Purchaser Termination Fee is a reasonable forecast of just compensation for such termination. In addition, notwithstanding anything in this Agreement to the contrary, the monetary damages recoverable from Sellers by Purchaser following a termination of this Agreement under Section 8.01(c) shall not exceed seven percent (7.0%) of the Base Purchase Price; provided that the Parties expressly agree that the agreement set forth in this sentence shall have no effect on Purchaser’s rights to specific performance and shall not be considered in determining whether Purchaser is entitled to specific performance or whether a sufficient remedy exists at law.
Section 8.04    Return of Documentation. Following termination of this Agreement in accordance with Section 8.01, Purchaser shall promptly (but in any event no more than ten (10) Business Days after the termination of this Agreement) return or destroy all agreements, contracts, instruments, books, records, materials and other information regarding Sellers, the Companies or their Affiliates, provided to Purchaser or any of its Representatives in connection with the transactions contemplated by this Agreement. Upon completion of such return or destruction, Purchaser shall have a duly authorized officer certify the same in writing to Sellers.
ARTICLE IX
INDEMNIFICATION
Section 9.01    Survival. All representations, warranties, covenants and obligations in this Agreement, and the right to commence any Claim with respect thereto, shall survive the Closing Date for a period of twelve (12) months after the Closing Date, except that (i) the representations and warranties set forth in Section 3.01 (Organization and Qualification), Section 3.02 (Authority), Section 3.04 (Ownership of Interests), Section 4.01 (Organization and Qualification), Section 4.03 (Subsidiaries; Interests), Section 5.01 (Organization and Qualification), and Section 5.02 (Authority) shall survive indefinitely, (ii) the representations and warranties set forth in Section 3.07 (Brokers), Section 4.15 (Brokers), and Section 5.06 (Brokers) (the representations contained in (i) and (ii) collectively, the “Fundamental Representations”) shall survive the Closing Date for a period of four (4) years, (iii) the representations and warranties contained in Section 4.10 (Environmental Matters) shall survive the Closing Date for a period of two (2) years, (iv) the representations, warranties and covenants in Sections 4.12 (Taxes) and 6.03 (Tax Matters) shall survive the Closing until thirty (30) days following the expiration of the applicable statute of limitations (including any extensions thereof), (v) covenants which by their nature are to be performed after the Closing shall survive in accordance with their terms, and (vi) the indemnifications under Sections 9.02(a)(iii) and (iv) shall survive indefinitely. No Party may make or assert any Claim under any representation or warranty of, or breach of covenant by, any other Party contained in this Agreement or in any agreement, instrument or other document delivered in connection herewith after the applicable time period prescribed above, except that any Claims made or asserted by a Party within the applicable time period prescribed above setting forth such Claim in reasonable detail shall survive such expiration until such Claim is finally resolved and all obligations with respect thereto are fully satisfied.
Section 9.02    Indemnification.
(a)    Subject to the provisions of this Article IX, Sellers, from and after the Closing Date, shall indemnify, defend and hold harmless Purchaser, each Company and their respective equity holders, Affiliates and Representatives (each, a “Purchaser Indemnified Party”) from and against any and all Losses actually incurred by any of them that arise out of or result from (i) the breach of any of the representations and warranties made by Sellers to Purchaser in Articles III and IV, or in any certificate delivered hereunder by Sellers, as of the date when made or delivered, (ii) the breach of any of the applicable covenants or agreements of Sellers contained in this Agreement, (iii) those matters set forth in Section 9.02(a)(iii) of the Disclosure Letter, or (iv) any Seller Taxes.
(b)    Subject to the provisions of this Article IX, Purchaser, from and after the Closing Date, shall indemnify and hold harmless Sellers and its equity holders, Affiliates and Representatives (each, a “Seller Indemnified Party”) from and against any and all Losses actually incurred by Sellers that arise out of or result from the breach of any of Purchaser’s (i) representations and warranties in Article V, or in any certificate delivered hereunder by Purchaser, as of the date when made or delivered, and (ii) covenants or agreements contained in this Agreement.
(c)    Notwithstanding anything to the contrary in this Agreement, a Party shall not be liable for any Losses with respect to the matters set forth in Section 9.02(a) or 9.02(b) unless a Claim is timely asserted during the survival period specified in Section 9.01.
(d)    The total aggregate Liability of either Party (i) for any Claims for Losses arising under this Agreement pursuant to Section 9.02(a)(i) or 9.02(b)(i) (in each case, other than with respect to Fundamental Representations and the representation under Section 4.12) shall not exceed ten (10%) of the Base Purchase Price (the “Cap”); provided that (x) the Cap shall not apply to any indemnification obligation of a Party relating to its Fundamental Representations and the representation under Section 4.12, and (y) the aggregate amount of Losses for either Party shall not exceed the Base Purchase Price.
(e)    Neither Party shall have any Liability in respect of their indemnification obligations under Section 9.02(a)(i) or 9.02(b)(i) (in each case, other than with respect to Fundamental Representations), as applicable, and there shall be no Claim for indemnification asserted by Purchaser or Sellers, as applicable, until the aggregate of all Losses under Section 9.02(a)(i) or Section 9.02(b)(i) (in each case, other than with respect to Fundamental Representations and the representations contained in Section 3.03, Section 4.02, and Section 4.09(c) (but only to the extent the breach under Section 4.09(c) is of a nature which does not also result in a breach of any other representation in Article IV) and Section 4.12) exceeds, on a cumulative basis, one percent (1.0%) of the Base Purchase Price (the “Deductible”) (and then only to the extent of such excess). With respect to any Claim for indemnification pursuant to Section 9.02(a)(i) or 9.02(b)(i) (in each case, other than with respect to Fundamental Representations and the representations contained in Section 4.09(c) (but only to the extent the breach under Section 4.09(c) is of a nature which does not also result in a breach of any other representation in Article IV) and Section 4.12), the Purchaser Indemnified Parties or Seller Indemnified Parties, as applicable, shall be entitled to indemnification, only with respect to individual Claims where Losses relating thereto are in excess of two hundred thousand dollars ($200,000) (the “Small Claim Amount”) (any items less than such Small Claim Amount shall not be aggregated for purposes of the immediately preceding sentence).
(f)    In calculating any amount of Losses recoverable pursuant to Section 9.02(a)(i) or 9.02(b)(i) after the determination that the applicable representation and warranty has been breached, the amount of such Losses shall be determined without regard to any “Material Adverse Effect”, “material” or similar qualification contained in the applicable breached representation or warranty.
(g)    In calculating any amount of Losses recoverable pursuant to Section 9.02(a) or 9.02(b), the amount of such Losses shall be reduced by (i) any insurance proceeds recovered relating to such Loss, net of any related deductible and any expenses to obtain such proceeds, (ii) any recoveries from third parties pursuant to indemnification (or otherwise) with respect thereto, net of any expenses incurred by the Indemnified Party in obtaining such third-party payment and (iii) the amount of any net Tax benefit actually realized from the incurrence or payment of such Losses. The Parties shall treat any indemnification payment pursuant to this Article IX as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by applicable Law. The Parties shall use their commercially reasonable efforts to seek insurance recoveries, if any, in respect of Losses to be indemnified hereunder. If any insurance proceeds or other recoveries from third parties or net Tax benefits are actually realized (in each case net of expenses of such recoveries) by an Indemnified Party subsequent to the receipt by such Indemnified Party of an indemnification payment hereunder in respect of the Claims to which such insurance proceedings, third-party recoveries or net Tax benefits relate, appropriate refunds shall be made promptly to the Indemnifying Party regarding the amount of such indemnification payment.
(h)    Each Party shall have a duty to use commercially reasonable efforts to mitigate any Loss suffered by such Party in connection with this Agreement.
(i)    None of Sellers nor their Affiliates shall have any liability for any breach by Sellers of this Agreement (or any certificates delivered pursuant to this Agreement) if Purchaser had Knowledge of such breach or the facts giving rise to such breach prior to the date hereof.
(j)    Except in cases of fraud or willful misconduct, this Article IX shall be the sole and exclusive remedy of the Parties hereto following the Closing for any Loss arising out of any misrepresentation or breach of the representations, warranties, covenants or agreements of the Parties contained in this Agreement. In furtherance of the foregoing, each of the Parties hereto hereby waives, to the fullest extent permitted under applicable Law, any and all rights, Claims and causes of action it may have following the Closing against the other Parties hereto, their equity holders and their respective Affiliates and Representatives, arising under or based upon any Law, other than the right to seek indemnity pursuant to this Article IX.

Section 9.03    Waiver of Other Representations. EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III OR ARTICLE IV AND THE CERTIFICATES DELIVERED HEREUNDER, SELLERS’ INTERESTS IN THE COMPANIES ARE BEING TRANSFERRED THROUGH THE SALE OF THE INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND SELLERS EXPRESSLY DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANIES AND THE FACILITIES OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE COMPANIES AND THE FACILITIES.
Section 9.04    Right to Specific Performance; Certain Limitations. Notwithstanding anything in this Agreement to the contrary:
(a)     The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the provisions of this Agreement were not performed by Sellers in accordance with its specific terms, and that any remedy at law for any breach of the provisions of this Agreement would be inadequate for Purchaser. Without limiting or waiving in any respect any rights or remedies of Purchaser under this Agreement now or hereafter existing at law, in equity or by statute, Purchaser shall be entitled to specific performance of the obligations to be performed by Sellers in accordance with the provisions of this Agreement, and to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.
(b)    In each case, except as provided in the Seller Guarantee or Purchaser Guarantee, as applicable, no Representative, Affiliate of, or direct or indirect equity owner in, any Seller shall have any personal liability to Purchaser or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Sellers in this Agreement and no Representative, Affiliate of, or indirect equity owner in, Purchaser shall have any personal liability to any Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Purchaser in this Agreement; and
(c)    No Party shall be liable for special, punitive, exemplary, consequential or indirect damages, or lost profits or Losses calculated by reference to any multiple of earnings before interest, tax, depreciation or amortization (or any other valuation methodology) whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby; provided, that, the Parties shall be liable for such damages solely to the extent claimed by third parties.

Section 9.05    Procedures for Indemnification. Whenever a Claim shall arise for indemnification under Section 9.02, the Person entitled to indemnification (the “Indemnified Party”) shall promptly notify in writing the Party from which indemnification is sought (the “Indemnifying Party”) of such Claim and, when known, the facts constituting the basis of such Claim; provided, however, that in the event of a Claim for indemnification resulting from or in connection with a Claim by a third party, the Indemnified Party shall give such written notice thereof to the Indemnifying Party not later than ten (10) Business Days prior to the time any response to the third party Claim is legally required, if possible, and in any event within twenty (20) Business Days following receipt of notice thereof (provided, that failure to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of any Liability it may have to the Indemnified Party, except to the extent that the Indemnifying Party has been actually prejudiced by such failure). Following receipt of notice of any such third party Claim, and unless counsel to the Indemnifying Party shall have reasonably determined in good faith that the assumption of such defense by the Indemnifying Party would be inappropriate due to a conflict of interest (in which case the Indemnified Party may continue to defend such Claim at the expense of the Indemnifying Party), the Indemnifying Party shall have the option, exercisable by written notice to the Indemnified Party within ten (10) days following receipt by the Indemnifying Party of notice such third party Claim, at its cost and expense, to assume the defense of such matter and to retain counsel (not reasonably objected to by the Indemnified Party) to defend any such claim or legal proceeding. Upon such assumption, the Indemnifying Party shall not be liable to the Indemnified Party for any fees of other counsel or any other expenses (except as expressly provided to the contrary herein) with respect to the defense of such Claim, other than reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof, only to the extent such fees and expenses exceed the Deductible and only to the extent of such excess (or in the event the Deductible has been otherwise satisfied). The Indemnified Party shall have the option of joining the defense of such Claim (which shall be at the sole cost and expense of the Indemnified Party unless (a) the Indemnifying Party fails to notify the Indemnified Party in writing of its election to defend as provided in this Section 9.05, (b) fails to diligently prosecute the defense of such third party Claim or (c) counsel to the Indemnifying Party shall have reasonably determined in good faith that the defense by the Indemnifying Party would be inappropriate due to a conflict of interest) with its own counsel and counsel for each Party shall, to the extent consistent with such counsel’s professional responsibilities, cooperate with the other Party and any counsel designated by that Party. If the Indemnifying Party elects not to compromise or defend such third party Claim, fails to notify the Indemnified Party in writing of its election to defend as provided in this Section 9.05, or fails to diligently prosecute the defense of such third party Claim, the Indemnified Party may defend such third party Claim. In effecting the settlement or compromise of, or consenting to the entry of any judgment with respect to, any such Claim, the Indemnifying Party, or the Indemnified Party, as the case may be, shall act in good faith, shall consult with the other Party and shall enter into only such settlement or compromise or consent to the entry of any judgment as the other Party shall consent, such consent not to be unreasonably withheld, conditioned or delayed. An Indemnifying Party shall not be liable for any settlement, compromise or judgment not made in accordance with the preceding sentence.
ARTICLE X
MISCELLANEOUS

Section 10.01    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally to, or by nationally recognized overnight courier service, or mailed by registered or certified mail (return receipt requested) if and when received by, or sent via facsimile if and when received by, the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
(a)    If to the Companies (prior to the Closing) or Sellers, to:

c/o Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, TX 77002 Attention: Chief Legal Officer Facsimile No.: (713) 830-2001

with a copy to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention:	Michael S. Shenberg, Esq Carolyn Vardi, Esq.
Facsimile: (212) 819-8535

(b)    If to Purchaser, to:

NatGen Southeast Power LLC c/o LS Power Equity Advisors LLC 1700 Broadway, 35th Floor New York, NY 10019
Attention: General Counsel Facsimile: 212-615-3440

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005
Attention: William Bice Facsimile: 212-530-5219

Section 10.02    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 10.03    Assignment. This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of Law or otherwise, except that

Purchaser may assign its rights and obligations hereunder, in whole or in part, to one or more of its Affiliates and the Purchaser or any such Affiliate may collaterally assign its rights hereunder to its lenders; provided that no such assignment shall relieve Purchaser of its Liabilities hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 10.03 shall be null and void, ab initio.
Section 10.04    Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles thereof. Any disputes or claims arising out of or in connection with this Agreement and the transactions contemplated or documents required hereby shall be submitted to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, State of New York, County of New York, and appropriate appellate courts therefrom. Each of the Parties hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising or relating to this Agreement or the transactions contemplated by this Agreement. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. This consent to jurisdiction is being given solely for purposes of this Agreement and the transactions contemplated hereunder, and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a Party to this Agreement may become involved. Each of the Parties hereto hereby consents to process being served by any Party to this Agreement in any suit, action, or proceeding of the nature specified in this Section 10.04 by the mailing of a copy thereof in the manner specified by the provisions of Section 10.01.
Section 10.05    Counterparts. This Agreement may be executed in two (2) or more counterparts, and by facsimile or a .pdf file, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
Section 10.06    Amendments. This Agreement may not be amended, waived or modified except by an instrument in writing signed on behalf of Purchaser and each Seller.
Section 10.07    Entire Agreement. This Agreement and the Confidentiality Agreements constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any Party. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the Parties hereto any rights or remedies hereunder except as expressly provided otherwise in Section 6.01(b) and Article IX.
Section 10.08    Sellers Representative. Purchaser and each Seller hereby irrevocably agree that Calpine will have the authorization, power and authority to take any and all actions and make and agree to any agreements and sign any instrument or documentation for and on behalf of all Sellers with respect to matters or documents to be entered into under and pursuant to this Agreement and that such determination will be binding upon each Seller, and Purchaser shall have the right to conclusively rely on any such agreement, instrument or document signed by Calpine without further inquiry.
Section 10.09    No Third Party Beneficiaries. Except as expressly provided herein with respect to indemnification, no provision of this Agreement is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.
[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLERS:

CALPINE PROJECT HOLDINGS, INC.

By:	/s/ W. THADDEUS MILLER
Name: Title:

CALGEN EXPANSION COMPANY, LLC

By:	/s/ W. THADDEUS MILLER
Name: Title:

CALPINE CORPORATION

By:	/s/ W. THADDEUS MILLER
Name: Title:

PURCHASER:

NATGEN SOUTHEAST POWER LLC

By:	/s/ EDWARD J. SONDEY
Name: Edward J. Sondey Title: Sr Managing Director

EXHIBIT A

ASSIGNMENT AGREEMENT
This Assignment Agreement (this “Agreement”) is made effective as of [_____________], 2014, by Calpine Project Holdings, Inc., a Delaware corporation, CalGen Expansion Company, LLC, a Delaware limited liability company, and Calpine Corporation, a Delaware corporation (collectively, the “Assignors”), for the benefit of [____________], a [_____________] limited liability company (“Assignee”). Capitalized terms used but not herein defined will have the meanings given to them in the Purchase and Sale Agreement (as defined below).
WHEREAS, Assignors and Assignee have entered into that certain Purchase and Sale Agreement, dated as of April [__], 2014 (the “Purchase and Sale Agreement”), under which Assignors agreed to sell to Assignee, and Assignee agreed to purchase from Assignors the Interests of the Companies.
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and in the Purchase and Sale Agreement, for payment by Assignee to Assignors of the Purchase Price and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1.    Assignment. Each Assignor hereby, on and as of the date hereof, sells, conveys, grants, assigns, transfers and delivers to the Assignee all of its rights, title and interest in, under and to its Interests in the Companies free and clear of all Liens (other than those arising pursuant to applicable securities laws) in accordance with and subject to the terms and conditions of the Purchase and Sale Agreement.
2.    Acceptance. The Assignee hereby, on and as of the date hereof, purchases, acquires and accepts the sale, conveyance, grant, assignment, transfer and delivery of each Assignor’s right, title and interest in, under and to such Assignor’s Interests.
3.    Membership. Each Assignor and Assignee hereby agree that upon the execution and delivery hereof, Assignee shall be the sole member of each of the Companies and shall hold the Interests on the books and records of the applicable Companies and for all other purposes. The parties hereto waive any other requirements for transfer found in the Organizational Documents.
4.    Further Assurances. Each Assignor hereby agrees to execute and deliver to Assignee such additional documents or instruments as Assignee reasonably may request in order to fully effect the purposes and intent of, and the transactions contemplated by, this Agreement.
5.    Counterparts; Headings. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any facsimile or .pdf copies hereof or signature hereon shall, for all purposes, be deemed originals.

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6.    Other Provisions. The provisions of Article X of the Purchase and Sale Agreement are hereby incorporated into this Agreement, mutatis mutandis.
7.    No Modification of Purchase and Sale Agreement. This Agreement is an instrument of transfer and conveyance contemplated by, and is executed and delivered under and subject to, the Purchase and Sale Agreement, and nothing contained in this Agreement shall be deemed to modify any of the provisions of the Purchase and Sale Agreement, nor shall anything in this Agreement be deemed to modify, expand or enlarge any of the rights or obligations of the parties under the Purchase and Sale Agreement.
8.    Waiver of Other Representations. Except for those express representations and warranties contained in Article III or IV of the Purchase and Sale Agreement and the certificates delivered thereunder, the Interests are being transferred through the sale of the Interests “as-is, where is, with all faults” and Assignors expressly disclaim any other representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Companies and the Facilities or the prospects (financial or otherwise), risks and other incidents of the Companies and the Facilities. Nothing herein shall be construed as diminishing or otherwise impairing any of the representations, warranties and covenants made by the Parties in the Purchase and Sale Agreement. In the event of a conflict between the terms of this Agreement and the terms of the Purchase and Sale Agreement, the terms of the Purchase and Sale Agreement shall control.

[Signature page to follow.]

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IN WITNESS WHEREOF, each of Assignors and Assignee has caused this Agreement to be duly executed as of the day and year first above written.

ASSIGNORS:

CALPINE PROJECT HOLDINGS, INC.

By:
Name:
Title:

CALGEN EXPANSION COMPANY, LLC

By:
Name:
Title:

CALPINE CORPORATION

By:
Name:
Title:

ASSIGNEE:
[________________________]
By:
Name:
Title: